EXHIBIT 99.1
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                                [GRAPHIC OMITTED]

                        [LOGO - VERMILION ENERGY TRUST]



                         RENEWAL ANNUAL INFORMATION FORM
                      FOR THE YEAR ENDED DECEMBER 31, 2004






                                 March 30, 2005




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                                TABLE OF CONTENTS

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
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GLOSSARY OF TERMS................................................................................................1
         Conventions.............................................................................................4
         Abbreviations...........................................................................................4
         Conversion..............................................................................................5
SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS................................................................5
PRESENTATION OF OIL AND GAS RESERVES AND PRODUCTION INFORMATION..................................................5
NON-GAAP MEASURES................................................................................................5
VERMILION ENERGY TRUST...........................................................................................6
         General  ...............................................................................................6
         Organizational Structure of the Trust...................................................................6
         Summary Description of the Business.....................................................................7
         History of Vermilion....................................................................................9
         Significant Acquisitions and Dispositions..............................................................10
NARRATIVE DESCRIPTION OF THE BUSINESS...........................................................................11
         Stated Business Objectives.............................................................................11
         Description of Properties..............................................................................11
STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION....................................................12
         Reserves and Future Net Revenue........................................................................12
         Reconciliations of Changes in Reserves and Future Net Revenue..........................................17
         Undeveloped Reserves...................................................................................19
         Future Development Costs...............................................................................20
         Oil and Gas Properties and Wells.......................................................................20
         Costs Incurred.........................................................................................21
         Exploration and Development Activities.................................................................21
         Properties with No Attributed Reserves.................................................................22
         Abandonment and Reclamation Costs......................................................................22
         Tax Horizon............................................................................................23
         Production Estimates...................................................................................23
         Production History.....................................................................................23
         Marketing..............................................................................................25
ADDITIONAL INFORMATION RESPECTING VERMILION ENERGY TRUST........................................................25
         Trust Units............................................................................................25
         Special Voting Rights..................................................................................25
         Unitholders' Limited Liability.........................................................................26
         Issuance of Trust Units................................................................................26
         Cash Distributions.....................................................................................26
         Redemption Right.......................................................................................27
         Non-Resident Unitholders...............................................................................27
         Meetings of Unitholders................................................................................27
         Trustee  ..............................................................................................28
         Delegation of Authority, Administration and Trust Governance...........................................28
         Amendments to the Trust Indenture......................................................................28
         Takeover Bid...........................................................................................29
         Termination of the Trust...............................................................................29
         Reporting to Unitholders...............................................................................29
         Distribution Reinvestment and Optional Trust Unit Purchase Plan........................................29
         Unitholder Rights Plan.................................................................................30
ADDITIONAL INFORMATION RESPECTING VERMILION RESOURCES LTD.......................................................32
         Management of Vermilion................................................................................32
AUDIT COMMITTEE MATTERS.........................................................................................35
         Audit Committee Charter................................................................................35
         Composition of the Audit Committee.....................................................................35
         External Audit Service Fees............................................................................36
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
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
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         Vermilion Share Capital................................................................................36
         Voting and Exchange Trust Agreement....................................................................40
         Support Agreement......................................................................................41
         Notes    ..............................................................................................43
         Royalty Agreement......................................................................................44
MARKET FOR, PRICE RANGE AND TRADING VOLUME OF SECURITIES........................................................44
CONFLICTS OF INTEREST...........................................................................................45
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS......................................................45
LEGAL PROCEEDINGS...............................................................................................45
MATERIAL CONTRACTS..............................................................................................45
INTERESTS OF EXPERTS............................................................................................45
TRANSFER AGENT AND REGISTRAR....................................................................................45
RISK FACTORS....................................................................................................45
         Reserve Estimates......................................................................................46
         Volatility of Oil and Natural Gas Prices...............................................................46
         Changes in Legislation.................................................................................46
         Investment Eligibility.................................................................................46
         Operational Matters....................................................................................46
         Environmental Concerns.................................................................................46
         Kyoto Protocol.........................................................................................47
         Debt Service...........................................................................................47
         Delay in Cash Distributions............................................................................47
         Taxation of Vermilion..................................................................................47
         Depletion of Reserves..................................................................................48
         Net Asset Value........................................................................................48
         Return of Capital......................................................................................48
         Nature of Trust Units..................................................................................48
         Unitholders Limited Liability..........................................................................48
         Stability Rating.......................................................................................49
         Statutory Remedies.....................................................................................49
         Variations in Interest Rates and Foreign Exchange Rates................................................49
         Mutual Fund Trust Status...............................................................................49
ADDITIONAL INFORMATION..........................................................................................50

SCHEDULE "A"          REPORT ON RESERVES DATA BY INDEPENDENT
                      QUALIFIED RESERVES EVALUATOR (FORM 51-101F2).............................................A-1
SCHEDULE "B"          REPORT OF MANAGEMENT AND DIRECTORS ON OIL
                      AND GAS DISCLOSURE (FORM 51-101F3).......................................................B-1
SCHEDULE "C"          AUDIT COMMITTEE TERMS OF REFERENCE.......................................................C-1
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                                GLOSSARY OF TERMS

The following are defined terms used in this Annual Information Form:

"ABCA" means the BUSINESS CORPORATIONS ACT (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"AFFILIATE" when used to indicate a relationship with a person or company, has the same meaning as set forth in the SECURITIES ACT (Alberta);

"ARRANGEMENT" means the plan of arrangement under the ABCA involving the Trust, Vermilion, Clear Energy Inc. and Vermilion Acquisition Ltd., which was completed on January 22, 2003;

"AVENTURA" means Aventura Energy Inc., a corporation incorporated pursuant to the ABCA;

"AVENTURA SHARES" means the common shares of Aventura;

"BOARD OF DIRECTORS" or "BOARD" means the board of directors of Vermilion;

"CLEAR" means Clear Energy Inc., a publicly traded oil and natural gas exploration and production company;

"CONTROL" means, with respect to control of a body corporate by a person, the holding (other than by way of security) by or for the benefit of that person of securities of that body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate (whether or not securities of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) provided that such votes, if exercised, are sufficient to elect a majority of the board of directors of the body corporate;

"CURRENT MARKET PRICE OF A TRUST UNIT" means, in respect of a Trust Unit on any date, the weighted average trading price of the Trust Units on the TSX on that date and the nine trading days preceding that date, or, if the Trust Units are not then listed on the TSX, on such other stock exchange or automated quotation system on which the Trust Units are listed or quoted, as the case may be, as may be selected by the board of directors of Vermilion for such purpose; provided, however, that if in the opinion of the board of directors of Vermilion the public distribution or trading activity of Trust Units for that period does not result in a weighted average trading price which reflects the fair market value of a Trust Unit, then the Current Market Price of a Trust Unit shall be determined by the board of directors of Vermilion, in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by such board of directors shall be conclusive and binding and for the purposes of this definition, the weighted average trading price shall be determined by dividing (a) the aggregate dollar trading value of all Trust Units sold on the TSX (or other stock exchange or automated quotation system, if applicable) over the applicable ten trading days by (b) the total number of Trust Units sold on such stock exchange or system during such period;

"DISTRIBUTABLE CASH" means all amounts available for distribution during any applicable period to holders of Trust Units;

"DISTRIBUTION" means a distribution paid by the Trust in respect of the Trust
Units, expressed as an amount per Trust Unit;

"DISTRIBUTION PAYMENT DATE" means any date that Distributable Cash is distributed to Unitholders, generally being the 15th day of the calendar month following any Distribution Record Date;

"DISTRIBUTION RECORD DATE" means the last day of each calendar month or such other date as may be determined from time to time by the Trustee, except that December 31 shall in all cases be a Distribution Record Date;

"DRIP PLAN" means the Distribution Reinvestment and Optional Trust Unit Purchase
Plan adopted by the Trust;

"EXCHANGEABLE SHARES" means the Series A exchangeable shares in the capital of Vermilion;

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                                       2

"EXCHANGEABLE SHARE PROVISIONS" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares;

"EXCHANGE RATIO" means the exchange ratio used to determine the number of Trust
Units a holder of Exchangeable Shares is entitled to receive upon an exchange of
Exchangeable Shares which, in respect of each Exchangeable Share, was initially equal to one upon completion of the Arrangement, and shall be cumulatively adjusted thereafter by: (a) increasing the Exchange Ratio on each Distribution
Payment Date by an amount, rounded to the nearest five (5) decimal places, equal to a fraction having as its numerator the product of the Exchange Ratio immediately prior to the applicable Distribution Payment Date and the
Distribution, expressed as an amount per Trust Unit, paid on that Distribution
Payment Date, and having as its denominator the Current Market Price of a Trust
Unit on the last business day prior to that Distribution Payment Date; and (b)
decreasing the Exchange Ratio on each record date for the payment of dividends to holders of Exchangeable Shares by Vermilion, if any, by an amount, rounded to the nearest five (5) decimal places, equal to a fraction having as its numerator the amount of the dividend payable to holders of Exchangeable Shares, expressed as an amount per Exchangeable Share, and having as its denominator the Current
Market Price of a Trust Unit on the date that is the last business day prior to that dividend record date. The Exchange Ratio shall also be adjusted in the event of certain other reorganizations or distributions in respect of the Trust
Units as necessary on an economic equivalency basis as further described in the
Exchangeable Share Provisions;

"GLACIER" means Glacier Energy Limited, a private oil and natural gas exploration and producing company;

"GLJ" means Gilbert Laustsen Jung Associates Ltd., independent petroleum engineering consultants of Calgary, Alberta;

"GLJ REPORT" means the independent engineering evaluation of certain oil, NGL and natural gas interests of the Trust prepared by GLJ dated February 24, 2005 and effective December 31, 2004;

"INCOME TAX ACT" or "TAX ACT" means the INCOME TAX ACT (Canada), R.S.C. 1985, c.
1. (5th Supp), as amended, including the regulations promulgated thereunder;

"INSOLVENCY EVENT" means the institution by Vermilion of any proceeding to be adjudicated to be a bankrupt or insolvent or to be wound up, or the consent of Vermilion to the institution of bankruptcy, dissolution, insolvency or winding-up proceedings against it, or the filing of a petition, answer or consent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, including without limitation the COMPANIES CREDITORS'
ARRANGEMENT ACT (Canada) and the BANKRUPTCY AND INSOLVENCY ACT (Canada), and the failure by Vermilion to contest in good faith any such proceedings commenced in respect of Vermilion within fifteen (15) days of becoming aware thereof, or the consent by Vermilion to the filing of any such petition or to the appointment of a receiver, or the making by Vermilion of a general assignment for the benefit of creditors, or the admission in writing by Vermilion of its inability to pay its debts generally as they become due, or Vermilion not being permitted, pursuant to solvency requirements of applicable law, to redeem any retracted
Exchangeable Shares pursuant to the Exchangeable Share Provisions;

"NON-RESIDENT" means (a) a Person who is not a resident of Canada for the purposes of the Tax Act; or (b) a partnership that is not a Canadian partnership for the purposes of the Tax Act;

"NOTES" means the unsecured, subordinated notes issued by Vermilion under the Arrangement;

"PARTNERSHIP" means Vermilion Resources, the partners of which are Vermilion and its wholly-owned subsidiary, 764031 Alberta Ltd.;

"PERMITTED INVESTMENTS" means (a) obligations issued or guaranteed by the government of Canada or any province of Canada or any agency or instrumentality thereof, (b) term deposits, guaranteed investment certificates, certificates of deposit or bankers' acceptances of or guaranteed by any Canadian chartered bank or other financial institutions the short-term debt or deposits of which have been rated at least A or the equivalent by Standard & Poor's Corporation, Moody's Investors Service, Inc. or Dominion Bond Rating Service Limited, and (c) commercial paper


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rated at least A or the equivalent by Dominion Bond Rating Service Limited, in each case maturing within 180 days after the date of acquisition;

"PRO RATA SHARE" of any particular amount in respect of a Unitholder at any time shall be the product obtained by multiplying the number of Trust Units that are owned by that Unitholder at that time by the quotient obtained when such a number is divided by the total number of all Trust Units that are issued and outstanding at that time;

"ROYALTY" means the royalty granted under the Royalty Agreement commencing
February 1, 2003, entitling the Trust to approximately 99% of the net cash flow generated from the present and future oil and natural gas interests, rights and related tangibles of the Partnership after certain costs, expenditures and deductions;

"ROYALTY AGREEMENT" means the royalty agreement between the Partnership, Vermilion, 764031 Alberta Ltd. and the Trust dated January 22, 2003 providing for the creation of the Royalty;

"SPECIAL VOTING RIGHT" means the special voting right of the Trust, issued and certified under the Trust Indenture for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;

"SUBSEQUENT INVESTMENT" means those investments which the Trust is permitted to make pursuant to the Trust Indenture;

"SUBSIDIARY" means, in relation to any person, any body corporate, partnership, joint venture, association or other entity of which more than 50% of the total voting power of shares or units of ownership or beneficial interest entitled to vote in the election of directors (or members of a comparable governing body) is owned or controlled, directly or indirectly, by such person;

"SUPPORT AGREEMENT" means the support agreement entered into between the Trust and Vermilion Acquisition Ltd. (prior to its amalgamation with Vermilion) on January 16, 2003;

"TRUST" means Vermilion Energy Trust, a trust established under the laws of Alberta pursuant to the Trust Indenture;

"TRUSTEE" means Computershare Trust Company of Canada, the initial trustee of the Trust, or such other trustee, from time to time, of the Trust;

"TRUST INDENTURE" means the amended and restated trust indenture dated as of January 15, 2003 between Computershare Trust Company of Canada and Vermilion;

"TRUST SUBSIDIARY" means Vermilion Resources Ltd., 764031 Alberta Ltd.,
Vermilion Rep S.A.S., Vermilion Resources (Partnership), Verenex Energy Inc. and
Vermilion Oil and Gas Netherlands B.V.;

"TRUST UNIT" or "UNIT" means a unit of the Trust issued by the Trust;

"TSX" means TSX Inc., carrying on business as the Toronto Stock Exchange;

"UNITHOLDER RIGHTS PLAN" means the trust unitholder rights plan adopted by the Trust pursuant to the Unitholders Rights Plan Agreement;

"UNITHOLDER RIGHTS PLAN AGREEMENT" means the trust unitholder rights plan agreement between the Trust and Computershare Trust Company of Canada dated
January 16, 2003 to establish the Unitholder Rights Plan;

"UNITHOLDERS" means holders from time to time of the Trust Units;

"UNIT RIGHTS INCENTIVE PLAN" means the Unit Rights Incentive Plan of the Trust;

"VERENEX" means Verenex Energy Inc., a publicly traded oil and natural gas exploration and production company;

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                                       4

"VERMILION" means Vermilion Resources Ltd.;

"VOTING AND EXCHANGE AGREEMENT TRUSTEE" means Computershare Trust Company of
Canada, the initial trustee under the Voting and Exchange Trust Agreement, or such other trustee, from time to time appointed thereunder; and

"VOTING AND EXCHANGE TRUST AGREEMENT" means the voting and exchange trust agreement entered into on January 16, 2003 between the Trust, Vermilion
Acquisition Ltd. (prior to its amalgamation with Vermilion) and the Voting and Exchange Agreement Trustee.

CONVENTIONS

Unless otherwise indicated, references herein to "$" or "dollars" are to Canadian dollars. All financial information herein has been presented in Canadian dollars in accordance with generally accepted accounting principles in Canada.

ABBREVIATIONS

OIL AND NATURAL GAS LIQUIDS                               NATURAL GAS

 Bbl             Barrel                                   Mcf             thousand cubic feet
 Bbls            Barrels                                  Mmcf            million cubic feet
 Mbbls           thousand barrels                         Bcf             billion cubic feet
 Bbls/d          barrels per day                          Mcf/d           thousand cubic feet per day
 NGLs            natural gas liquids                      Mmcf/d          million cubic feet per day
 GJ              Gigajoule                                MMBTU           million British Thermal Units
 GJ/d            gigajoule per day

OTHER

AECO-C          Intra-Alberta Nova Inventory Transfer Price (NIT net price)

API             American Petroleum Institute
(degree)API     an indication of the specific gravity of crude oil measured on the API gravity scale. Liquid petroleum with a specified gravity of 28 (degree)API or higher is generally referred to as light crude oil

ARTC            Alberta Royalty Tax Credit

BOE barrel of oil equivalent of natural gas and crude oil on the basis of 1 BOE for 6 (unless otherwise stated) Mcf of natural gas (this conversion factor is an industry accepted norm and is not based on either energy content or current prices)

BOE/D           barrel of oil equivalent per day

m3              cubic metres

MBOE            1,000 barrels of oil equivalent

WTI             West Texas Intermediate,  the reference price paid in U.S.
                dollars at Cushing, Oklahoma for crude oil of standard grade

MW/h            Megawatts per hour
Conversion

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                                       5

The following table sets forth certain standard conversion from Standard Imperial Units to the International System of Units (or metric units).

              TO CONVERT FROM            TO                        MULTIPLY BY
              Mcf                        Cubic metres              28.174
              Cubic metres               Cubic feet                35.494
              Bbls                       Cubic metres              0.159
              Cubic metres               Bbls oil                  6.290
              Feet                       Metres                    0.305
              Metres                     Feet                      3.281
              Miles                      Kilometres                1.609
              Kilometres                 Miles                     0.621
              Acres                      Hectares                  0.405
              Hectares                   Acres                     2.471

                SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This annual information form contains forward-looking statements. All statements other than statements of historical fact contained in this annual information form are forward-looking statements, including, without limitation, statements regarding the future financial position, business strategy, any proposed acquisitions, budgets, litigation, projected costs and plans and objectives of or involving the Trust or Vermilion. Many of these statements can be identified by looking for words such as "believe", "expects", "will", "intends", '"projects", "anticipates", "estimates", "continues" or similar words. The Trust and Vermilion believe the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included, or incorporated by reference, in this annual information form should not be unduly relied upon. A discussion of some of the risk factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein is included in this annual information form under "Risk Factors".

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. Such forward-looking statements are made as of the date of this annual information form and neither the Trust nor Vermilion undertakes any obligation to publicly update or revise such forward-looking statements to reflect new information, subsequent events or otherwise.

         PRESENTATION OF OIL AND GAS RESERVES AND PRODUCTION INFORMATION

All oil and natural gas reserve information contained in this annual information form has been prepared and presented in accordance with National Instrument 51-101 STANDARD OF DISCLOSURE FOR OIL AND GAS ACTIVITIES ("NI 51-101"). The actual oil and natural gas reserves and future production will be greater than or less than the estimates provided in this annual information form. The estimated future net revenue from the production of the disclosed oil and natural gas reserves does not represent the fair market value of these reserves. The Trust has adopted the standard of 6 mcf:1 boe when converting natural gas to barrels of oil equivalent. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

                                NON-GAAP MEASURES

In this annual information form the Trust uses the terms "cash flow" and "funds flow from operations" to refer to the amount of cash available for distribution to Unitholders and as indicators of financial performance. "Cash flow", "adjusted cash flow" and "funds flow from operations" are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have standardized meanings prescribed by GAAP. Therefore, "cash flow", "adjusted cash flow" and "funds

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                                       6



flow from operations" of the Trust may not be comparable to similar measures presented by other issuers, and investors are cautioned that "cash flow", "adjusted cash flow" and "funds flow from operations" should not be construed as alternatives to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP. All references to "cash flow", "adjusted cash flow" and "funds flow from operations" are based on cash flow before changes in non-cash working capital related to operating activities and site restoration expenditures, as presented in the consolidated financial statements of the Trust. THE ACTUAL AMOUNT OF CASH THAT IS DISTRIBUTED CANNOT BE ASSURED AND FUTURE DISTRIBUTIONS MAY VARY. The Trust uses such terms as an indicator of financial performance because such terms are commonly utilized by investors to evaluate royalty trusts and income funds in the oil and gas sector. The Trust believes that such terms are useful supplemental measures as they provide investors with information of what cash is available for distribution from the Trust to Unitholders in such periods.

                             VERMILION ENERGY TRUST

GENERAL

Vermilion Energy Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and formed on December 16, 2002 pursuant to the Trust Indenture. The head and principal office of the Trust is located at Suite 2800, 400 - 4th Avenue, S.W., Calgary, Alberta, T2P 0J4.

ORGANIZATIONAL STRUCTURE OF THE TRUST

The following diagram describes the intercorporate relationships among the Trust and each of its material subsidiaries as at December 31, 2004, where each subsidiary was incorporated or formed, the percentage of votes attaching to all voting securities of each subsidiary beneficially owned by Vermilion, as well as the flow of cash from the oil and gas properties held by such subsidiaries to the Trust, and from the Trust to the Unitholders. Reference should be made to the appropriate sections of this annual information form for a complete description of the structure of the Trust.

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                                       7


[GRA[HIC OMITTED - ORGANIZATIONAL CHART]




NOTES:
(1)      The Unitholders own 100% of the Trust Units of the Trust.
(2) Cash distributions are made to Unitholders monthly based on the Trust's cash flow.
(3) Cash flow represents payments made by Vermilion to the Trust in respect of principal and interest payments on the Notes. In addition to such payments, dividends may also be paid on the common shares of Vermilion.
(4) Cash flow represents payments made by the Partnership under the Royalty Agreement.
(5) The Trust will invest funds raised through any subsequent issuance of Trust Units in additional securities of Vermilion to enable Vermilion to make capital expenditures. In addition, the Trust may reinvest a portion of the income received from Vermilion as well as any repayments of principal on the Notes in securities of Vermilion to enable Vermilion to make capital expenditures.


SUMMARY DESCRIPTION OF THE BUSINESS

VERMILION ENERGY TRUST

The Trust was established to acquire and hold, directly and indirectly, interests in petroleum and natural gas properties. Cash flow from the properties is flowed from Vermilion to the Trust by way of interest payments and principal repayments on the Notes and dividends declared on the common shares of Vermilion, and from the Partnership to the Trust by way of royalty payments under the Royalty Agreement. Under the terms of the Trust Indenture, the Trust is also entitled to:

     (a) acquire or invest in securities of Vermilion and in the securities of any other entity including without limitation, bodies corporate, partnerships or trusts, and borrowing funds or otherwise obtaining credit for that purpose;

     (b) acquire royalties in respect of Canadian resource properties as defined in the Tax Act and making any deferred royalty purchase payments which may be required with respect to such royalties;

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                                       8

          provided however that in no event shall the Trust invest in any royalties which constitute an interest in land or a covenant running with the properties with respect to which such royalties relate;
     (c) dispose of any part of the property of the Trust, including, without limitation, any securities of Vermilion;

     (d) temporarily hold cash and investments for the purposes of paying the expenses and the liabilities of the Trust, making other Permitted Investments as contemplated by the Trust Indenture, paying amounts payable by the Trust in connection with the redemption of any Trust Units, and making distributions to Unitholders; and

     (e) pay costs, fees and expenses associated with the foregoing purposes or incidental thereto.

The Trustee is prohibited from acquiring any investment which (a) would result in the cost amount to the Trust of all "foreign property" (as defined in the Tax
Act) which is held by the Trust to exceed the amount prescribed by section 5000 of the Tax Regulations or (b) would result in the Trust not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Tax Act.

The Trustee may declare payable to the Unitholders all or any part of the net income of the Trust. It is currently anticipated that the only income to be received by the Trust will be from the interest received on the principal amount of Notes, royalty income pursuant to the Royalty Agreement, and dividends on the common shares of Vermilion. The Trust currently makes monthly cash distributions to Unitholders of the interest income earned from the Notes, income earned under the Royalty Agreement and dividends received on the common shares of Vermilion, after expenses, if any, and any cash redemptions of Trust Units.

Unitholders receive monthly distributions of the cash flow generated by Vermilion and distributed to Unitholders through the Trust. The Trust currently employs a strategy which: (i) provides Unitholders with a competitive annual cash on cash yield through monthly cash distributions, (ii) ensures that Vermilion's existing assets are maintained at a level that provides sustainable ongoing cash flow, and (iii) continues to expand the business of the Trust through the development of growth opportunities that are intended to provide long-term stable cash flows and be accretive to the existing Unitholders. The Trust intends to finance acquisitions through bank financing and the issuance of additional Trust Units from treasury, while maintaining prudent leverage.

VERMILION RESOURCES LTD.

Vermilion Resources Ltd. was incorporated under the ABCA on November 23, 1993. On January 1, 2003, Vermilion amalgamated with its wholly-owned subsidiary, 973675 Alberta Ltd. and on January 15, 2003, Vermilion amalgamated with its wholly-owned subsidiaries, Big Sky Resources Inc., Vermilion Gas Marketing Inc. and 962134 Alberta Ltd. On January 22, 2003, Vermilion was amalgamated with Vermilion Acquisition Ltd. pursuant to the Arrangement. Where the information in this annual information form is as of a date prior to January 22, 2003, the terms "Vermilion" or "Vermilion Resources Ltd." shall refer to Vermilion Resources Ltd. prior to its amalgamation with Vermilion Acquisition Ltd. under the Arrangement.

The Trust is the sole holder of Vermilion common shares. Certain former shareholders of Vermilion own Exchangeable Shares of Vermilion in accordance with the elections made by such holders under the Arrangement. Vermilion continues to carry on an oil and natural gas business similar to that carried on by Vermilion prior to the Arrangement becoming effective. Vermilion owns, directly or indirectly, all of the assets that were owned by Vermilion prior to the Arrangement becoming effective, other than certain exploration assets that were conveyed to Clear under the Arrangement, and certain Trinidad assets that were transferred to Aventura following the Arrangement becoming effective. See "History of Vermilion and Significant Acquisitions and Dispositions".

The head office of Vermilion is located at Suite 2800, 400 - 4th Avenue S.W., Calgary, Alberta, T2P 0J4 and its registered office is located at Suite 3700, 400 - 3rd Avenue S.W., Calgary, Alberta, T2P 4H2.

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                                       9

HISTORY OF VERMILION

The following describes the development of Vermilion's business over the last three completed financial years.

On March 21, 2002, Vermilion closed the acquisition of Artemis Energy Limited, a private company whose principal assets were natural gas producing properties, for total consideration of $31 million, including $9.1 million of debt. The acquisition resulted in the establishment of a new core area for Vermilion located in the Mikwan area of Alberta.

On June 21, 2002, Vermilion signed an agreement to purchase a 40% participating interest in, and operatorship of the Central Block onshore Trinidad, for total consideration of $66.3 million, including the assumption of $19 million of debt.

On October 17, 2002, Vermilion increased its ownership in Aventura through participation in a private placement of common shares for an aggregate cost of $6.0 million

On January 15, 2003 the shareholders of Vermilion approved the reorganization of Vermilion by way of a plan of arrangement under the ABCA into Vermilion Energy Trust and Clear Energy Inc. The Arrangement was completed on January 22, 2003 and resulted in former Vermilion shareholders and optionholders owning all of the issued and outstanding common shares of Clear and all of the issued and outstanding Trust Units, and the Trust owning all of the issued and outstanding common shares of Vermilion. See "Significant Acquisitions and Dispositions - The Arrangement".

Following the completion of the Arrangement, Vermilion completed certain transactions with Aventura pursuant to which Vermilion transferred all of its Trinidad interests to Aventura in exchange for Aventura Shares, thereby increasing Vermilion's ownership interest in Aventura to 72.2%. Vermilion also acquired from Aventura a 25% gross overriding royalty which was held by Aventura on certain of Vermilion's non-operated interests and properties located in Bottrel, Alberta for cash consideration of $6.3 million. See "Significant Acquisitions and Dispositions - Transactions Involving Aventura Energy Inc."

On May 6, 2004 Aventura was acquired by BG Canada Ltd. pursuant to a take-over bid at a price of $5.10 per share in cash, for an aggregate consideration of $228 million. As a result of the completion of the acquisition of Aventura by BG Canada Ltd., Vermilion received an aggregate $165 million for its Aventura shares.

On May 19, 2004 Vermilion closed the acquisition of certain oil and gas producing properties in the Netherlands for $80.5 million (effective January 1, 2004). Vermilion acquired 5,900 BOE/D of predominantly onshore producing gas properties. See "Significant Acquisitions and Dispositions - Netherlands Acquisition".

On June 29, 2004 Vermilion completed the formation and initial financing of an international exploration company, Verenex. Verenex's mandate includes the acceleration of Vermilion's exploration efforts in France. As part of a series of transactions, Vermilion exchanged an interest in certain exploration lands in France together with a gross overriding royalty on certain of Vermilion's non-operated interests and properties located in Bottrel, Alberta for common shares of Verenex. Following these transactions and an initial public financing of Verenex that raised over $30 million, of which Vermilion subscribed for $5 million. Vermilion holds approximately 53.7% of the Verenex common shares outstanding as of March 15, 2005.

In June 2004 Vermilion entered into a joint venture agreement with Glacier, covering the development of coal bed methane and shallow gas on lands held by the Trust in Central Alberta. Pursuant to the joint venture agreement, the Trust sold 50% of the Trust's working interest in the coal bed methane and shallow gas rights on over 40,000 acres of land in exchange for the issuance of 5.4 million common shares of Glacier. Following this transaction, Vermilion holds approximately 38% of the common shares outstanding of Glacier as of March 15, 2005. Vermilion also continues to participate directly in the development of these assets through its remaining working interest in the properties.

As at March 15, 2005 Vermilion had 158 full time employees of which 79 employees were located in its head office, 25 employees in its Canadian field offices, 44 employees in France and 10 employees in the Netherlands.

SIGNIFICANT ACQUISITIONS AND DISPOSITIONS

THE ARRANGEMENT

Under the terms of the Arrangement, Vermilion was reorganized into the Trust and Clear, which resulted in certain oil and gas exploration assets being transferred to Clear. These assets included oil and gas properties in the Peace River Arch area of Alberta which, at the time of the Arrangement, produced approximately 1,610 BOE/D, together with certain undeveloped landholdings in the southern foothills region of Alberta and in Saskatchewan.

Pursuant to the Arrangement, the outstanding common shares and options of Vermilion were exchanged for an aggregate of 51.5 million Trust Units. Also, as part of the Arrangement, Vermilion issued an aggregate of 6.0 million Exchangeable Shares to former holders of common shares in accordance with elections made by such holders under the Arrangement. Each Exchangeable Share is exchangeable into that number of Trust Units as calculated pursuant to the Exchange Ratio at the time of such exchange. Upon completion of the Arrangement, the Trust held all of the issued and outstanding Notes. As at March 15, 2005, there were 4.7 million Exchangeable Shares issued and outstanding at an Exchange Ratio of 1.29632.

TRANSACTIONS INVOLVING AVENTURA ENERGY INC.

In conjunction with the Arrangement, Vermilion entered into an agreement with Aventura whereby Vermilion agreed to complete the following transactions with Aventura (collectively, the "Aventura Transactions"):

     (a) the acquisition by Aventura of all the outstanding common shares of Vermilion (Barbados) Ltd., a subsidiary of Vermilion for consideration consisting of an aggregate of 212.1 million Aventura Shares, at a price of $0.35 per Aventura Share, for aggregate consideration of $74.2 million; and

     (b) the acquisition by Vermilion from Aventura of a 25% gross overriding royalty currently held by Aventura on certain of Vermilion's non-operated interests and properties located in Bottrel, Alberta for cash consideration of $6.3 million.

The Aventura Transactions were completed on January 22, 2003. As a result of the completion of the Aventura Transactions, Vermilion increased its ownership interest in Aventura to 322.7 million Aventura Shares representing 72.2% of the issued and outstanding Aventura Shares. Aventura's common shares commenced trading on the TSX in March 2003 under the symbol AVR.

Subsequently, Aventura was acquired by BG Canada Ltd. on May 6, 2004 pursuant to a take-over bid.

NETHERLANDS ACQUISITION

On May 19, 2004, the Trust entered into an agreement to purchase 5,900 BOE/D of production, 14.3 MMBOE of proven (P90) reserves and 17.4 MMBOE of proven plus probable (P50) reserves in the Netherlands through the Trust's wholly-owned subsidiary, Vermilion Oil & Gas Netherlands B.V. ("Vermilion Netherlands").

The purchase price for this acquisition was $80.5 million. Standard purchase adjustments were made at closing (cash flow received by the vendor over the first four months of 2004, net of interest on the purchase price) resulting in a cash closing cost to the Trust of $65 million. The transaction was financed entirely through Vermilion's existing credit facility.

The acquisition included seven production licenses with working interests ranging from 42% to 93%, all of which are being operated by Vermilion
Netherlands: three state-of-the-art processing facilities with an extensive gas gathering system; and a shallow, near-shore production platform. The Netherlands properties are expected to produce 35 mmcf/d of sales gas net to the Trust from 50 producing wells with an average estimated decline rate of 15%. The primary producing horizons include the Cretaceous and Permian reservoirs, with well depths ranging from 1,900 to 2,300 meters. These licenses cover over 445,000 acres and include a number of exploration and development prospects. Most of the lands are covered by 3D seismic. As part of the transaction, Vermilion

Netherlands agreed to participate in the drilling of an offshore well testing a separate structure adjacent to the Zuidwal gas field.

The natural gas produced from the acquired properties is contracted for the life of the reserves to a domestic distributor in the Netherlands. Gas pricing is energy based, referenced off alternate fuel sources.

No royalties are payable on production from the Netherlands properties.

PROPOSED AUSTRALIA ACQUISITION

Vermilion has entered into a letter of intent to acquire a 60% operated interest in an offshore field located on Western Australia's Northwest Shelf. The operated interest produced approximately 4,800 Bbls/d of oil in the month of January 2005 and is expected to average approximately 4,400 Bbls/d of Australian sweet crude oil in 2005. The acquisition would add 12.1 mmboe of proven reserves and 16.0 mmboe of proven plus probable reserves to Vermilion based on an evaluation by GLJ, an independent engineering firm. The estimated reserve life of these assets is 9.9 years, based on proven plus probable reserves.

The purchase price for the proposed transaction is approximately $95 million, subject to normal closing adjustments, and has an effective date of January 1, 2005. The transaction is scheduled to close by March 31, 2005 subject to the parties entering into a definitive purchase and sale agreement, the satisfaction of all conditions precedent and the receipt of all necessary regulatory approvals.

                      NARRATIVE DESCRIPTION OF THE BUSINESS

STATED BUSINESS OBJECTIVES

Vermilion is actively engaged in the business of oil and natural gas exploitation, development, acquisition and production in Canada, France, the Netherlands and, in the event the proposed Australia acquisition is completed will include, Australia. Vermilion's business plan is to maximize returns to the Trust from its oil and natural gas properties and related assets. Where possible, Vermilion will seek to expand its reserve base through the selective addition of high-quality, long-life reserves with low risk development opportunities.

In reviewing potential participations or acquisitions, Vermilion will consider a number of factors, including: (a) the present value of the future revenue from such properties from the proved producing, total proved and proved plus probable reserves; (b) the amount of potential for additional reservoir development; (c) whether sufficient infrastructure exists in the prospect to provide for increased activity; (d) the cost of any potential development; (e) investments in properties that exhibit medium to long life reserves and stable production base; and (f) the ability of Vermilion to enhance the value of acquired properties through additional exploitation efforts and additional development drilling. The board of directors of Vermilion may, in its discretion, approve asset or corporate acquisitions or investments that do not conform to these guidelines based upon the board's consideration of the qualitative aspects of the subject properties including risk profile, technical upside, reserve life, asset quality and the Trust's business prospects.

DESCRIPTION OF PROPERTIES

The following is a description of the oil and natural gas properties, plants, facilities and installations in which Vermilion has an interest and that are material to Vermilion's operations and exploration activities. The production numbers stated refer to Vermilion's working interest share before deduction of Crown, freehold and other royalties. Reserve amounts are stated, before deduction of royalties, as at December 31, 2004, based on forecast cost and price assumptions as evaluated in the GLJ Report.

CANADA ASSETS

The Trust's production in Canada is located primarily in six areas, all in
Alberta: Drayton Valley, Slave Lake, Athabasca, Southern Foothills, Central Alberta and Peace River. The Trust's main producing gas area is Drayton

Valley, while Slave Lake is the main oil producing area. Athabasca, Central Alberta and Peace River are mainly gas and Southern Foothills is primarily a non-operated project area.

Vermilion holds an average working interest of 63% in 266,595 (168,445 net) acres of developed land, 339 (238 net) producing natural gas wells and 304 (206 net) producing oil wells as at December 31, 2004. Vermilion operates two natural gas plants and has an ownership interest in a third, resulting in combined gross processing capacity of over 75 Mmcf/d. In addition, Vermilion has treating capacity of over 13,000 Bbls/d of oil in four oil batteries.

For the year ended December 31, 2004, production in Canada averaged approximately 46.4 Mmcf/d of natural gas and 5,723 Bbls/d of oil and NGLs.

The GLJ Report assigned 28,945 MBOE of total proven reserves and 41,874 MBOE of proved plus probable reserves to Vermilion's properties located in Canada as at December 31, 2004.

FRANCE ASSETS

Vermilion's main producing area in France is located in the Aquitaine Basin which is southwest of Bordeaux, France. Vermilion has a second producing area in the Paris Basin, located just east of Paris. Vermilion's assets in France are primarily oil producing properties. The Paris Basin area contains five producing fields and one main oil battery at Vaudoy. Vermilion holds a 100% working interest in 68,809 acres of developed land in the Aquitaine and Paris basins. The South Aquitaine area is the only non-operated producing property with a 30.2% working interest in 8,320 (2,512 net) acres of developed land. Vermilion has 126 (114 net) producing oil wells in France at December 31, 2004.

For the year ended December 31, 2004, Vermilion's production in France averaged approximately 5,763 Bbls/d of oil and 1.5 mmcf/d of natural gas.

The GLJ Report assigned 25,459 MBOE of total proven reserves and 35,725 MBOE of proved plus probable reserves to Vermilion's properties located in France.

NETHERLANDS ASSETS

Vermilion's Netherlands assets consist of six onshore concessions and one offshore concession located in the northern part of the country. Production consists solely of natural gas with a small amount of related condensate. The assets included three gas treatment centres. Vermilion holds an approximate 64% working interest over the six concessions in 456,675 (293,095 net) acres of developed land and 52 (41 net) producing gas wells at December 31, 2004.

For the period May 19, 2004, the date Vermilion acquired such Netherlands assets, to December 31, 2004, Vermilion's production in the Netherlands averaged 13 BOE/D of NGLs and 21.03 mmcf/d of natural gas. The GLJ Report assigned 12,575 MBOE of total proven reserves and 15,256 MBOE of proven plus probable reserves to Vermilion's properties located in the Netherlands.

          STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

RESERVES AND FUTURE NET REVENUE

The following is a summary of the oil and natural gas reserves and the value of future net revenue of Vermilion as evaluated by GLJ. Pricing used in the forecast and constant price evaluations is set forth in the notes to the tables.

Information contained in this section is effective December 31, 2004 unless otherwise stated. Reserves information was prepared on February 24, 2004.

All evaluations of future net production revenue set forth in the tables below are stated after overriding and lessor royalties, Crown royalties, freehold royalties, mineral taxes, direct lifting costs, normal allocated overhead and future capital investments including abandonment and reclamation obligations. It should not be assumed that the discounted future net production revenue estimated by the GLJ Report represents the fair market value of the reserves. Other assumptions relating to the costs, prices for future production and other matters are included in the GLJ Report. There is no assurance that the future price and cost assumptions used in the GLJ Report will prove accurate and variances could be material.

Reserves for Canada, France and the Netherlands are established using deterministic methodology. Total Proved Reserves are established at the 90 percent probability (P90) level. There is a 90 percent probability that the actual reserves recovered will be equal to or greater than the P90 reserves. Total Proved Plus Probable Reserves are established at the 50 percent probability (P50) level. There is a 50 percent probability that the actual reserves recovered will be equal to or greater than the P50 reserves.

The Report on Reserves Data by Independent Qualified Reserves Evaluator in Form 51-101F2 and the Report of Management and Directors on Oil and Gas Disclosure in Form 51-101F3 are contained in Schedules "A" and "B", respectively.

The following tables provide reserves data and a breakdown of future net revenue by component and production group using forecast prices and costs and constant prices and costs.

                              OIL AND GAS RESERVES
                      BASED ON CONSTANT PRICES AND COSTS(8)

                                    LIGHT AND MEDIUM
                                           OIL              NATURAL GAS      NATURAL GAS LIQUIDS         BOES
                                     ----------------    ----------------    -------------------    ----------------
                                    GROSS(1)   NET(1)    GROSS(1)   NET(1)     GROSS(1)   NET(1)
                                     (MBBL)    TABLE     (MMCF)     (MMCF)     (MBBL)     (MBBL)    GROSS(1)   NET(1)
                                     ------    ------    -------   -------      -----     -----     ------     ------
Proved Developed Producing(2)(5)
    Canada                            9,868     8,787     76,109    59,580      3,207     2,117     25,760     20,834
    France                           21,687    18,489      2,627     2,296      -          -        22,125     18,872
    Netherlands                       -          -        76,227    76,227        115       115     12,820     12,820
                                     ------    ------    -------   -------      -----     -----     ------     ------
    TOTAL                            31,555    27,276    154,963   138,103      3,322     2,232     60,705     52,526
                                     ======    ======    =======   =======      =====     =====     ======     ======

Proved Developed Non-Producing(2)(6)
    Canada                               90        83      9,214     7,141        210       141      1,836      1,414
    France                              922       771      -          -         -          -           922        771
    Netherlands                       -          -         -          -         -          -          -         -
                                     ------    ------    -------   -------      -----     -----     ------     ------
    TOTAL                             1,012       854      9,214     7,141        210       141      2,758      2,185
                                      =====       ===      =====     =====        ===       ===      =====      =====

Proved Undeveloped(2)(7)
    Canada                              318       291      8,562     7,135        169       111      1,914      1,591
    France                            2,898     2,659      -          -         -          -         2,898      2,659
    Netherlands                       -          -           165       165      -          -            28         28
                                     ------    ------    -------   -------      -----     -----     ------     ------
    TOTAL                             3,216     2,950      8,727     7,300        169       111      4,840      4,278
                                      =====     =====      =====     =====        ===       ===      =====      =====

Total Proved(2)
    Canada                           10,276     9,160     93,886    73,856      3,586     2,369     29,510     23,838
    France                           25,506    21,919      2,627     2,296      -          -        25,944     22,302
    Netherlands                       -          -        76,392    76,392        115       115     12,847     12,847
                                     ------    ------    -------   -------      -----     -----     ------     ------
    TOTAL                            35,782    31,079    172,905   152,544      3,701     2,484     68,301     58,987
                                     ======    ======    =======   =======      =====     =====     ======     ======

Total Probable(3)
    Canada                            3,233     2,924     49,318    38,790      1,755     1,170     13,208     10,559
    France                            9,818     8,537        608       523      -          -         9,919      8,624
    Netherlands                       -          -        15,947    15,947         24        24      2,682      2,682
                                     ------    ------    -------   -------      -----     -----     ------     ------
    TOTAL                            13,051    11,461     65,873    55,260      1,779     1,194     25,809     21,865
                                     ======    ======     ======    ======      =====     =====     ======     ======

Total Proved Plus Probable(2)(3)
    Canada                           13,509    12,084    143,203   112,645      5,341     3,539     42,717     34,397
    France                           35,325    30,456      3,235     2,819      -          -        35,864     30,926
    Netherlands                       -          -        92,339    92,339        139       139     15,529     15,529
    TOTAL                            48,834    42,540    238,777   207,803      5,480     3,678     94,110     80,852
                                     ======    ======    =======   =======      =====     =====     ======     ======

                    NET PRESENT VALUES OF FUTURE NET REVENUE
                      BASED ON CONSTANT PRICES AND COSTS(8)

                                       BEFORE DEDUCTING INCOME TAXES                           AFTER DEDUCTING INCOME TAXES
                                               DISCOUNTED AT                                         DISCOUNTED AT
                             -----------------------------------------------          ---------------------------------------------
                               0%          5%         10%       15%      20%        0%          5%      10%       15%        20%
                              (M$)        (M$)        (M$)      (M$)     (M$)      (M$)        (M$)     (M$)      (M$)       (M$)
                            --------   ---------   ---------   -------  -------  ---------  ---------  -------   -------    -------
Proved Developed
  Producing(2)(5)
    Canada                   606,823     458,221     372,755   317,241  278,149    606,823    458,221  372,755   317,241    278,149
    France                   514,644     353,042     272,121   224,056  192,113    345,845    243,226  190,268   158,151    136,464
    Netherlands              274,355     224,515     190,959   166,880  148,768    186,059    152,424  129,583   113,086    100,618
                            --------   ---------   ---------   -------  -------  ---------  ---------  -------   -------    -------
    TOTAL                  1,395,822   1,035,778     835,835   708,177  619,030  1,138,727    853,871  692,606   588,478    515,231
                            ========   =========   =========   =======  =======  =========  =========  =======   =======    =======

Proved Developed
  Non-Producing(2)(6)
    Canada                    42,015      34,529      29,392    25,640   22,772     42,015     34,529   29,392    25,640     22,772
    France                    21,286      13,670       9,377     6,727    4,975     14,304      9,418    6,556     4,748      3,534
    Netherlands                -           -           -         -        -          -          -        -         -          -
                            --------   ---------   ---------   -------  -------  ---------  ---------  -------   -------    -------
    TOTAL                     63,301      48,199      38,769    32,367   27,747     56,319     43,947   35,948    30,388     26,306
                            ========   =========   =========   =======  =======  =========  =========  =======   =======    =======

Proved Undeveloped(2)(7)
    Canada                    35,561      25,343      18,684    14,129   10,883     35,561     25,343   18,684    14,129     10,883
    France                    87,723      57,671      41,407    31,200   24,219     55,647     35,051   23,867    16,866     12,106
    Netherlands                  337         290         235       187      147        192        164      131       102         79
                            --------   ---------   ---------   -------  -------  ---------  ---------  -------   -------    -------
    TOTAL                    123,621      83,304      60,326    45,516   35,249     91,410     60,558   42,682    31,097     23,064
                            ========   =========   =========   =======  =======  =========  =========  =======   =======    =======

Total Proved(2)
    Canada                   684,400     518,093     420,831   357,009  311,805    684,400    518,093  420,831   357,009    311,805
    France                   623,653     424,383     322,905   261,983  221,307    415,796    287,695  220,691   179,765    152,104
    Netherlands              274,693     224,805     191,194   167,067  148,915    186,251    152,588  129,714   113,188    100,697
                            --------   ---------   ---------   -------  -------  ---------  ---------  -------   -------    -------
    TOTAL                   1,582,74   1,167,281     934,930   786,059  682,027   1,286,44 7  958,376  771,236   649,962    564,606
                            ========   =========   =========   =======  =======  =========  =========  =======   =======    =======

Total Probable(3)
    Canada                   286,416     181,045     127,616    95,921   75,158    286,416    181,045  127,616    95,921     75,158
    France                   229,603     116,527      70,843    47,100   32,876    148,165     73,150   42,192    26,028     16,392
    Netherlands               78,934      53,103      37,748    28,037   21,570     44,992     29,905   20,955    15,294     11,523
                            --------   ---------   ---------   -------  -------  ---------  ---------  -------   -------    -------
    TOTAL                    594,953     350,675     236,207   171,058  129,604    479,573    284,100  190,763   137,243    103,073
                            ========   =========   =========   =======  =======  =========  =========  =======   =======    =======

Total Proved Plus
  Probable(2)(3)
    Canada                   970,816     699,138     548,446   452,930  386,963    970,816    699,138  548,446   452,930    386,963
    France                   853,256     540,910     393,748   309,084  254,183    563,961    360,845  262,883   205,793    168,496
    Netherlands              353,626     277,908     228,942   195,104  170,485    231,243    182,493  150,669   128,482    112,220
                            --------   ---------   ---------   -------  -------  ---------  ---------  -------   -------    -------
    TOTAL                   2,177,69   1,517,956   1,171,136   957,118  811,631  1,766,020  1,242,476  961,998   787,205    667,679
                            ========   =========   =========   =======  =======  =========  =========  =======   =======    =======


                            TOTAL FUTURE NET REVENUE
                                 (UNDISC OUNTED)
                      BASED ON CONSTANT PRICES AND COSTS(8)

                                                                                        FUTURE
                                                                                          NET
                                                                         ABANDONMENT    REVENUE                REVENUE
                                                                             AND        BEFORE                  AFTER
                                                OPERATING   DEVELOPMENT  RECLAMATION    INCOME      INCOME      INCOME
                          REVENUE   ROYALTIES     COSTS       COSTS         COSTS        TAXES       TAXES       TAXES
                           (M$)       (M$)        (M$)         (M$)         (M$)         (M$)        (M$)        (M$)
                         ---------   -------     -------      -------      -------      ---------   -------   ---------
Total Proved(2)
   Canada                1,260,944   212,836     314,636       20,190       28,882       684,400      -         684,400
   France                1,079,834   147,814     267,140       30,880       10,348       623,653    207,857     415,796
   Netherlands             509,897       -       167,819       20,580       46,805       274,693     88,442     186,251
   TOTAL                 2,850,675   360,650    749,595        71,650       86,035     1,582,746    296,299   1,286,447

Total Proved Plus
  Probable(2)(3)
   Canada                1,817,060   313,615     440,560       61,069       31,000       970,816      -         970,816
   France                1,509,524   201,902     342,135       84,595       27,636       853,256    289,295     563,961
   Netherlands             617,014       -       189,454       24,829       49,105       353,626    122,383     231,243
   TOTAL                 3,943,598   515,517     972,149      170,493      107,741      2,177,698   411,678   1,766,020
                         ---------   -------     -------      -------      -------      ---------   -------   ---------

                     FUTURE NET REVENUE BY PRODUCTION GROUP
                      BASED ON CONSTANT PRICES AND COSTS(8)

                                                                                           FUTURE NET REVENUE BEFORE
                                                                                           INCOME TAXES (DISCOUNTED
                                                                                                 AT 10%/YEAR)
                                                             PRODUCTION GROUP                        (M$)
                                                   -------------------------------------   ------------------------
Total Proved(2)                                    Light and medium crude oil                       475,171
                                                   Associated gas and non-associated gas            490,366
Total Proved Plus Probable(2)(3)                   Light and medium crude oil                       577,463
                                                   Associated gas and non-associated gas            629,061



                              OIL AND GAS RESERVES
                      BASED ON FORECAST PRICES AND COSTS(9)

                                     LIGHT AND MEDIUM
                                           OIL              NATURAL GAS       NATURAL GAS LIQUIDS          BOE'S
                                     ----------------    -----------------    ------------------   ------------------
                                     GROSS(1)  NET(1)    GROSS(1)  NET(1)      GROSS(1)   NET(1)   GROSS(1)     NET(1)
                                     (MBBL)    (MBBL)     (MMCF)   (MMCF)       (MBBL)    (MBBL)    (MBOE)     (MBOE)
                                     ------    ------    -------   -------      -----     -----     ------     ------
Proved Developed Producing(2)(5)
    Canada                            9,695     8,669     74,296    58,002      3,129     2,074     25,207     20,410
    France                           21,259    18,128      2,279     1,999      -          -        21,639     18,461
    Netherlands                       -          -        74,610    74,610        112       112     12,547     12,547
                                     ------    ------    -------   -------      -----     -----     ------     ------
    TOTAL                            30,954    26,797    151,185   134,611      3,241     2,186     59,393     51,418
                                     ======    ======    =======   =======      =====     =====     ======     ======
Proved Developed
  Non-Producing(2)(6)
    Canada                               90        83      9,200     7,125        209       141      1,832      1,412
    France                              922       771      -          -         -          -           922        771
    Netherlands                       -          -         -          -         -          -          -         -
                                     ------    ------    -------   -------      -----     -----     ------     ------
    TOTAL                             1,012       854      9,200     7,125        209       141      2,754      2,183
                                     ======    ======    =======   =======      =====     =====     ======     ======
Proved Undeveloped(2)(7)
    Canada                              318       291      8,527     7,105        167       110      1,906      1,585
    France                            2,898     2,659      -          -         -          -         2,898      2,659
    Netherlands                       -          -           165       165      -          -            28         28
                                     ------    ------    -------   -------      -----     -----     ------     ------
    TOTAL                             3,216     2,950      8,692     7,270        167       110      4,832      4,272
                                     ======    ======    =======   =======      =====     =====     ======     ======
Total Proved(2)
    Canada                           10,103     9,043     92,023    72,231      3,505     2,325     28,945     23,407
    France                           25,079    21,558      2,279     1,999      -          -        25,459     21,891
    Netherlands                       -          -        74,775    74,775        112       112     12,575     12,575
                                     ------    ------    -------   -------      -----     -----     ------     ------
    TOTAL                            35,182    30,601    169,077   149,005      3,617     2,437     66,979     57,872
                                     ======    ======    =======   =======      =====     =====     ======     ======
Total Probable(3)
    Canada                            3,146     2,856     48,398    37,988      1,716     1,149     12,928     10,336
    France                           10,106     8,783        956       820      -          -        10,265      8,920
    Netherlands                       -          -        15,941    15,941         24        24      2,681      2,681
                                     ------    ------    -------   -------      -----     -----     ------     ------
    TOTAL                            13,252    11,639     65,295    54,749      1,740     1,173     25,875     21,937
                                     ======    ======    =======   =======      =====     =====     ======     ======
Total Proved Plus Probable(2)(3)

    Canada                           13,249    11,900    140,421   110,219      5,221     3,474     41,874     33,744
    France                           35,186    30,341      3,235     2,819      -          -        35,725     30,811
    Netherlands                       -          -        90,716    90,716        136       136     15,255     15,255
                                     ------    ------    -------   -------      -----     -----     ------     ------
    TOTAL                            48,435    42,241    234,372   203,754      5,357     3,610     92,854     79,810
                                     ======    ======    =======   =======      =====     =====     ======     ======

                    NET PRESENT VALUES OF FUTURE NET REVENUE
                      BASED ON FORECAST PRICES AND COSTS(9)

                                       BEFORE DEDUCTING INCOME TAXES                  AFTER DEDUCTING INCOME TAXES
                                               DISCOUNTED AT                                  DISCOUNTED AT
                            -----------------------------------------------   ------------------------------------------------------
                                0%         5%       10%      15%       20%        0%         5%          10%       15%         20%
                               (M$)       (M$)      (M$)     (M$)     (M$)       (M$)       (M$)        (M$)       (M$)        (M$)
                            ---------  ---------   -------  -------  -------  ---------   ---------    -------    -------    -------
Proved Developed
  Producing(2)(5)
    Canada                    505,931    396,044   330,189  286,205  254,564    505,931     396,044    330,189    286,205    254,564
    France                    365,343    268,632   216,505  184,076  161,755    249,363     188,692    154,339    132,322    116,852
    Netherlands               174,775    157,815   143,574  131,677  121,688    124,082     111,573    100,939     92,028     84,554
                            ---------  ---------   -------  -------  -------  ---------   ---------    -------    -------    -------
    TOTAL                   1,046,049    822,491   690,268  601,958  538,007    879,376     696,309    585,467    510,555    455,970
                            =========  =========   =======  =======  =======  =========   =========    =======    =======    =======
Proved Developed
  Non-Producing(2)(6)
    Canada                     35,589     29,666    25,538   22,486   20,128     35,589      29,666     25,538     22,486     20,128
    France                     16,286     10,093     6,693    4,639    3,303     11,116       7,090      4,771      3,335      2,386
    Netherlands                 -          -         -        -        -          -           -          -          -          -
                            ---------  ---------   -------  -------  -------  ---------   ---------    -------    -------    -------
    TOTAL                      51,875     39,759    32,231   27,125   23,431     46,705      36,756     30,309     25,821     22,514
                            =========  =========   =======  =======  =======  =========   =========    =======    =======    =======
Proved Undeveloped(2)(7)
    Canada                     28,063     20,279    15,008   11,326    8,668     28,063      20,279     15,008     11,326      8,668
    France                     69,771     45,109    32,118   24,051   18,544     44,006      26,934     17,889     12,279      8,472
    Netherlands                   (54  )      56        88       90       81       (192  )      (47  )       9         29         33
                            ---------  ---------   -------  -------  -------  ---------   ---------    -------    -------    -------
    TOTAL                      97,780     65,444    47,214   35,467   27,293     71,877      47,166     32,906     23,634     17,173
                            =========  =========   =======  =======  =======  =========   =========    =======    =======    =======
Total Proved(2)
    Canada                    569,583    445,989   370,736  320,016  283,360    569,583     445,989    370,736    320,016    283,360
    France                    451,400    323,834   255,317  212,766  183,602    304,485     222,716    176,999    147,936    127,710
    Netherlands               174,721    157,871   143,662  131,767  121,770    123,890     111,526    100,948     92,057     84,587
                            ---------  ---------   -------  -------  -------  ---------   ---------    -------    -------    -------
    TOTAL                    1,195,70  4 927,694   769,715  664,549  588,732    997,958     780,231    648,683    560,009    495,657
                            =========  =========   =======  =======  =======  =========   =========    =======    =======    =======
Total Probable(3)
    Canada                    236,033    150,574   106,496   80,229   62,975    236,033     150,574    106,496     80,229     62,975
    France                    167,989     80,380    46,218   29,000   18,927    108,358      49,723     26,170     14,203      7,242
    Netherlands                53,495     38,840    28,957   22,184   17,425     32,375      23,241     16,945     12,614      9,587
                            ---------  ---------   -------  -------  -------  ---------   ---------    -------    -------    -------
    TOTAL                     457,517    269,794   181,671  131,413   99,327    376,766     223,538    149,611    107,046     79,804
                            =========  =========   =======  =======  =======  =========   =========    =======    =======    =======
Total Proved Plus
Probable(2)(3)
    Canada                    805,616    596,562   477,232  400,245  346,335    805,616     596,562    477,232    400,245    346,335
    France                    619,388    404,214   301,534  241,766  202,529    412,843     272,439    203,169    162,139    134,952
    Netherlands               228,215    196,710   172,618  153,951  139,194    156,265     134,767    117,893    104,671     94,174
                            ---------  ---------   -------  -------  -------  ---------   ---------    -------    -------    -------
    TOTAL                   1,653,219  1,197,486   951,384  795,962  688,058  1,374,724   1,003,768    798,294    667,055    575,461
                            =========  =========   =======  =======  =======  =========   =========    =======    =======    =======



                            TOTAL FUTURE NET REVENUE
                                 (UNDISCOUNTED)
                      BASED ON FORECAST PRICES AND COSTS(9)

                                                                                       FUTURE
                                                                                       NET
                                                                         ABANDONMENT   REVENUE                REVENUE
                                                                             AND       BEFORE                 AFTER
                                                OPERATING   DEVELOPMENT  RECLAMATION   INCOME     INCOME      INCOME
                          REVENUE   ROYALTIES     COSTS       COSTS         COSTS        TAXES     TAXES        TAXES
                           (M$)       (M$)        (M$)         (M$)         (M$)         (M$)       (M$)        (M$)
                         ---------   -------  ---------      -------      -------     ---------    -------   ---------
Total Proved(2)
   Canada                1,182,410   194,166    360,693       20,621       37,347       569,583      -         569,583
   France                  968,909   132,689    336,695       31,314       16,812       451,400    146,915     304,485
   Netherlands             434,252      -       179,889       23,376       56,266       174,721     50,831     123,890
                         ---------   -------  ---------      -------      -------     ---------    -------   ---------
   TOTAL                 2,585,571   326,855    877,277       75,311      110,425     1,195,704    197,746     997,958
                         =========   =======  =========      =======      =======     =========    =======   =========
Total Proved Plus
  Probable(2)(3)
   Canada                1,718,507   287,475    520,553       62,115       42,749       805,616      -         805,616
   France                1,400,123   188,162    467,146       86,679       38,747       619,388    206,545     412,843
   Netherlands             525,328      -       207,943       27,777       61,393       228,215     71,950     156,265
   TOTAL                 3,643,958   475,637  1,195,642      176,571      142,889     1,653,219    278,495   1,374,724
                         =========   =======  =========      =======      =======     =========    =======   =========

                     FUTURE NET REVENUE BY PRODUCTION GROUP
                      BASED ON FORECAST PRICES AND COSTS(9)

                                                                                           FUTURE NET REVENUE BEFORE
                                                                                           INCOME TAXES (DISCOUNTED
                                                                                                 AT 10%/YEAR)
                                                             PRODUCTION GROUP                        (M$)
                                                   --------------------------------------  --------------------------
Total Proved(2)                                    Light and medium crude oil                       394,234
                                                   Associated gas and non-associated gas            411,375
Total Proved Plus Probable(2)(3)                   Light and medium crude oil                       468,993
                                                   Associated gas and non-associated gas            524,288
                                                   --------------------------------------  --------------------------

NOTES:
1. "Gross Reserves" are Vermilion's working interest (operating or non-operating) share before deducting of royalties and without including any royalty interests of Vermilion. "Net Reserves" are Vermilion's working interest (operating or non-operating) share after deduction of royalty obligations, plus Vermilion's royalty interests in reserves.

2. "Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

3. "Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

4. "Developed" reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserves on production.

5. "Developed Producing" reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

6. "Developed Non-Producing" reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.

7. "Undeveloped" reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

8        The product prices used in the constant price and cost evaluations in the GLJ Report were as follows:

         Oil:              $46.54 Cdn/Bbl Light, Sweet Crude at Edmonton        Gas              $ 6.79 Cdn/mmbtu AECO-C Spot
         Pentanes Plus:    $48.97 Cdn/Bbl at Edmonton                           Propane          $29.79 Cdn/Bbl at Edmonton
         Butane:           $34.44 Cdn/Bbl at Edmonton                           Netherlands Gas  $ 6.51 Cdn/mcf

9. The pricing assumptions used in the GLJ Report with respect to net values of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth below. The Natural Gas Liquids price is an aggregate of the individual natural gas liquids prices used in the Total Proved + Probable evaluation. GLJ is an independent qualified reserves evaluator appointed pursuant to NI 51-101.

                                                                        NATURAL GAS   NATURAL    INFLATION   EXCHANGE
               LIGHT AND MEDIUM CRUDE OIL      CRUDE OIL   NATURAL GAS  NETHERLANDS  GAS LIQUIDS    RATE       RATE
             ------------------------------    ---------  ------------  -----------  ----------  ----------  ---------
                                                 BRENT
                                                 BLEND
              WTI        EDMONTON    CROMER     CRUDE OIL
             CUSHING    PAR PRICE    MEDIUM     FOB NORTH    AECO GAS     WELLHEAD   FOB FIELD
            OKLAHOMA    40(0) API   29.30 API     SEA         PRICE      GAS PRICE     GATE
  YEAR      ($US/BBL)  ($CDN/BBL)  ($CDN/BBL)  ($US/BBL)  ($CDN/MMBTU)   $CDN/MCF   ($CDN/BBL)    %/YEAR    $US/$CDN
---------   ---------  ----------  ----------  ---------  ------------   ---------  ----------    -------   ---------

Forecast

2005          42.00       50.25      43.75       40.50        6.60         6.59        39.07       2.0        0.82
2006          40.00       47.75      41.50       38.50        6.35         6.26        37.10       2.0        0.82
2007          38.00       45.50      39.50       36.50        6.15         5.95        35.26       2.0        0.82
2008          36.00       43.25      37.75       34.50        6.00         5.63        33.42       2.0        0.82
2009          34.00       40.75      35.50       32.50        6.00         5.31        31.32       2.0        0.82
Thereafter    33.00       39.50      34.25       31.50        6.00         5.07        30.29       2.0        0.82


RECONCILIATIONS OF CHANGES IN RESERVES AND FUTURE NET REVENUE

The following table sets forth a reconciliation of the changes in Vermilion's company net (after royalties paid) light and medium crude oil, associated and non-associated gas (combined) reserves as at December 31, 2004 against such reserves as at December 31, 2003 based on the forecast price and cost assumptions set forth in note 9 under the heading "Statement of Reserves Data and Other Information - Reserves and Future Net Revenue".

                          RECONCILIATION OF COMPANY NET
                       RESERVES BY PRINCIPAL PRODUCT TYPE
                       BASED ON FORECAST PRICES AND COSTS

                                                         ASSOCIATED AND NON-ASSOCIATED
                             LIGHT AND MEDIUM OIL                     GAS                     NATURAL GAS LIQUIDS
                          ---------------------------     ---------------------------      ---------------------------
                                                 NET                             NET                             NET
                                                PROVED                          PROVED                          PROVED
                           NET        NET        PLUS       NET       NET        PLUS       NET        NET       PLUS
                          PROVED    PROBABLE   PROBABLE    PROVED   PROBABLE   PROBABLE    PROVED    PROBABLE  PROBABLE
                          (MBBL)     (MBBL)     (MBBL)     (MMCF)    (MMCF)     (MMCF)     (MBBL)     (MBBL)    (MBBL)
                          ------     ------     ------    -------    ------    -------     ------      -----    ------
CANADA
  AT DECEMBER 31, 2003    10,417      3,029     13,446     85,821    33,074    118,895      2,985      1,067     4,052
                          ------     ------     ------    -------    ------    -------      -----      -----     -----
Extensions                    53         24         78        656       378      1,034          7         (3)        5
Improved Recovery              6          1          7          -         -          -          1          -         1
Technical Revisions         (288)      (197)      (485)    (9,321)      473     (8,848)      (181)        82       (99)
Discoveries                    -          -          -      6,968     4,055     11,023          -          -         -
Acquisitions                   1          -          2        553         8        562         27          4        31
Dispositions                   -          -          -          -         -          -          -          -         -
Economic Factors               -          -          -          -         -          -          -          -         -
Production                (1,147)         -     (1,147)   (12,446)        -    (12,446)      (515)         -      (515)
                          ------     ------     ------    -------    ------    -------      -----      -----     -----
  AT DECEMBER 31, 2004     9,043      2,857     11,900     72,231    37,988    110,219      2,325      1,149     3,474
                          ======     ======     ======    =======    ======    =======      =====      =====     =====
FRANCE
  AT DECEMBER 31, 2003    23,066      8,390     31,456      2,767       520      3,287          -          -         -
                          ------     ------     ------    -------    ------    -------      -----      -----     -----
Extensions                     -          -          -          -         -          -          -          -         -
Improved Recovery              -          -          -          -         -          -          -          -         -
Technical Revisions          998      1,397      2,395       (244)      300         56          -          -         -
Discoveries                    -          -          -          -         -          -          -          -         -
Acquisitions                   -          -          -          -         -          -          -          -         -
Dispositions                (631)    (1,004)    (1,635)         -         -          -          -          -         -
Economic Factors               -          -          -          -         -          -          -          -         -
Production                (1,875)         -     (1,875)      (524)        -       (524)         -          -         -
                          ------     ------     ------    -------    ------    -------      -----      -----     -----
  AT DECEMBER 31, 2004    21,558      8,783     30,341      1,999       820      2,819          -          -         -
                          ======     ======     ======    =======    ======    =======      =====      =====     =====
NETHERLANDS
  AT DECEMBER 31, 2003         -          -          -          -         -          -          -          -         -
Extensions                     -          -          -          -         -          -          -          -         -
Improved Recovery              -          -          -          -         -          -          -          -         -
Technical Revisions            -          -          -          -         -          -          -          -         -
Discoveries                    -          -          -          -         -          -          -          -         -
Acquisitions                   -          -          -     82,436    15,941     98,377        120         24       144
Dispositions                   -          -          -          -         -          -          -          -         -
Economic Factors               -          -          -          -         -          -          -          -         -
Production                     -          -          -     (7,661)        -     (7,661)        (8)         -        (8)
                          ------     ------     ------    -------    ------    -------      -----      -----     -----
  AT DECEMBER 31, 2004         -          -          -     74,775    15,941     90,716        112         24       136
                          ======     ======     ======    =======    ======    =======      =====      =====     =====
TOTAL VERMILION
  AT DECEMBER 31, 2003    33,483     11,419     44,902     88,588    33,594    122,182      2,985      1,067     4,052
                          ------     ------     ------    -------    ------    -------      -----      -----     -----
Extensions                    53         24         78        656       378      1,034          7         (3)        5
Improved Recovery              6          1          7          -         -          -          1          -         1
Technical Revisions          710      1,200      1,909     (9,565)      773     (8,792)      (181)        82       (99)
Discoveries                    -          -          -      6,968     4,055     11,023          -          -         -
Acquisitions                   1          -          2     82,989    15,949     98,939        147         28       175
Dispositions                (631)    (1,004)    (1,635)         -         -          -          -          -         -
Economic Factors               -          -          -          -         -          -          -          -         -
Production                (3,022)         -     (3,022)   (20,631)        -    (20,631)      (522)         -      (522)
                          ------     ------     ------    -------    ------    -------      -----      -----     -----
  AT DECEMBER 31, 2004    30,601     11,640     42,241    149,005    54,749    203,754      2,437      1,173     3,610
                          ======     ======     ======    =======    ======    =======      =====      =====     =====

The following table sets forth changes between future net revenue estimates attributable to net proved reserves as at December 31, 2004 against such reserves as at December 31, 2003 based on the constant price and cost assumptions set forth in note 8 under the heading "Statement of Reserves Data and Other Information - Reserves and Future Net Revenue".

      RECONCILIATION OF CHANGES IN NET PRESENT VALUES OF FUTURE NET REVENUE
                                DISCOUNTED AT 10%
                       BASED ON CONSTANT PRICES AND COSTS

                                                                                                        (M$)
CANADA
    Estimated Future Net Revenue at December 31, 2003                                                462,620
      Sales and Transfers of Oil and Gas Produced, Net of Production Costs and Royalties           (128,772)
      Net Change in Prices, Production Costs and Royalties Related to Future Production               81,832
      Development Costs During the Period                                                             23,492
      Changes in Estimated Future Development Costs                                                 (16,030)
      Extensions and Improved Recovery                                                                 3,248
      Discoveries                                                                                     17,151
      Acquisitions of Reserves                                                                         1,326
      Dispositions of Reserves                                                                             -
      Technical Reserves Revisions                                                                  (35,592)
      Accretion of Discount                                                                           46,262
      Net Change in Income Taxes                                                                           -
      All Other Changes                                                                             (34,706)
    Estimated Future Net Revenue at December 31, 2004                                                420,831
FRANCE
    Estimated Future Net Revenue at December 31, 2003                                                176,848
      Sales and Transfers of Oil and  Gas Produced, Net of Production Costs and Royalties           (72,263)
      Net Change in Prices, Production Costs and Royalties Related to Future Production               97,066
      Development Costs during the Period                                                             11,040
      Changes in Estimated Future Development Costs                                                  (1,509)
      Extensions and Improved Recovery                                                                     -
      Discoveries                                                                                          -
      Acquisitions of Reserves                                                                             -
      Dispositions of Reserves                                                                       (7,847)
      Technical Reserves Revisions                                                                     4,091
      Accretion of Discount                                                                           26,072
      Net Change in Income Taxes                                                                    (25,895)
      All Other Changes                                                                               13,088
    Estimated Future Net Revenue at December 31, 2004                                                220,691
NETHERLANDS
    Estimated Future Net Revenue at December 31, 2003                                                      -
      Sales and Transfers of Oil and  Gas Produced, Net of Production Costs and Royalties           (33,841)
      Net Change in Prices, Production Costs and Royalties Related to Future Production                    -
      Development Costs during the Period                                                                  -
      Changes in Estimated Future Development Costs                                                        -
      Extensions and Improved Recovery                                                                     -
      Discoveries                                                                                          -
      Acquisitions of Reserves                                                                       225,035
      Dispositions of Reserves                                                                             -
      Technical Reserves Revisions                                                                         -
      Accretion of Discount                                                                                -
      Net Change in Income Taxes                                                                    (61,480)
      All Other Changes                                                                                    -
    Estimated Future Net Revenue at December 31, 2004                                                129,714


UNDEVELOPED RESERVES

Proven undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. These reserves have a 90% probability of being recovered.

Vermilion's current plan is to develop these reserves in the following 2 years. This timetable may be altered depending on outside market forces, changes in capital allocations and impact of future acquisitions and dispositions.

Probable undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. These reserves have a 50% probability of being recovered.

Vermilion's current plan is to develop these reserves over the next 5 years. In general, development of these reserves requires additional evaluation data to increase the probability of success to an acceptable level for Vermilion. This increases the timeline for the development of these reserves. This timetable may be altered depending on outside market forces, changes in capital allocations and impact of future acquisitions and dispositions.

FUTURE DEVELOPMENT COSTS

The table below sets out the future development costs deducted in estimation of future net revenue attributable to proved reserves (using both constant and forecast prices and costs) and proved plus probable reserves (using forecast prices only).

                            FUTURE DEVELOPMENT COSTS

                                                                                    TOTAL PROVED
                                              TOTAL PROVED       ESTIMATED USING   PLUS PROBABLE
                                              ESTIMATED USING    ESTIMATED USING  ESTIMATED USING
                                              CONSTANT PRICES    FORECAST PRICES   FORECAST PRICES
                                                 AND COSTS          AND COSTS         AND COSTS
                                                    (M$)              (M$)              (M$)
                                              ----------------  ----------------  ----------------
CANADA
2005                                               10,100           10,100              30,000
2006                                                7,200            7,300              27,400
2007                                                  300              300                 700
2008                                                  200              200                 200
2009                                                    -                -                 100
Remainder                                           2,400            2,700               3,700
Total for all years undiscounted                   20,200           20,600              62,100
Total for all years discounted at 10%/year         17,300           17,500              54,700
FRANCE
2005                                               18,200           18,236              26,600
2006                                                5,100            5,192              22,500
2007                                                7,300            7,599              28,700
2008                                                 -                 -                 8,500
2009                                                 -                 -                 -
Remainder                                             200              287                 300
Total for all years undiscounted                   30,800           31,314              86,600
Total for all years discounted at 10%/year         27,700           28,016              73,800
NETHERLANDS
2005                                                  644              644               4,749
2006                                                  684              698                 707
2007                                                  640              666                 674
2008                                                  638              677                 685
2009                                                6,958            7,531               7,543
Remainder                                          11,017           13,161              13,420
Total for all years undiscounted                   20,581           23,377              27,778
Total for all years discounted at 10%/year         10,957           12,218              16,237


Vermilion expects to source its capital expenditure requirements from internally generated cashflow and, as appropriate, from debt or equity financing. It is anticipated that costs of funding the future development costs will not impact development of its properties.

OIL AND GAS PROPERTIES AND WELLS

The following table sets forth the number of wells in which Vermilion held a working interest as at December 31, 2004:

                                                      OIL                             NATURAL GAS
                                      -----------------------------------  ---------------------------------
                                          GROSS(1) NET(2) GROSS(1) NET(2)
                                           WELLS              WELLS             WELLS             WELLS
                                      ----------------  -----------------  ----------------  ---------------
ALBERTA
   Producing                                 304               206                339               238
   Non-producing                              72                51                 92                59
FRANCE
   Producing                                 126               114                  -                 -
   Non-producing                              24                14                  -                 -
NETHERLANDS
   Producing                                   -                 -                 52                41
   Non-producing                               -                 -                 16                13
TOTAL
   Producing                                 430               320                391               279
   Non-producing                              96                65                108                72

NOTES:

(1) "Gross" refers to the total wells in which Vermilion has an interest, directly or indirectly.

(2) "Net" refers to the total wells in which Vermilion has an interest, directly or indirectly, multiplied by the percentage working interest owned by Vermilion, directly or indirectly, therein.

COSTS INCURRED

The following table summarizes the capital expenditures made by Vermilion on oil and natural gas properties for the year ended December 31, 2004.

                                   PROPERTY ACQUISITION COSTS                  EXPLORATION COSTS        DEVELOPMENT COSTS
                                              (M$)                                   (M$)                    ( M$)
                                ---------------------- -------------------      -----------------      -------------------
                                PROVED PROPERTIES      UNPROVED PROPERTIES
                                -----------------      -------------------
      Canada                          3,067                     -                    4,420               24,235
      France                            -                       -                   16,587               18,441
      Netherlands                    90,923                     -                      -                  3,576
                                -----------------      -------------------      -----------------      -------------------
      Total                          93,990                     -                   21,007               46,252
                                -----------------      -------------------      -----------------      -------------------

EXPLORATION AND DEVELOPMENT ACTIVITIES

The following table sets forth the number of exploratory and development wells, which Vermilion completed during its 2004 financial year:

                                          EXPLORATORY WELLS                           DEVELOPMENT WELLS
                                ------------------------------------------      ------------------------------------------
                                    GROSS(1)                NET(2)                 GROSS(1)                  NET(2)
                                -----------------      -------------------      -----------------      -------------------
Canada
  Oil Wells                             -                     -                      2                       1.7
  Gas Wells                             7                     3.4                    1                       1.0
  Standing                             22                     9.8                    9                       6.4
  Dry Holes                             1                     0.2                    1                       0.5
                                -----------------      -------------------      -----------------      -------------------
  Total Completed Wells                30                    13.4                   13                       9.6
                                =================     ====================      =================      ===================
France
  Oil Wells                             -                     -                      -                       -
  Gas Wells                             -                     -                      -                       -
  Standing                              -                     -                      3                       1.1
  Dry Holes                             -                     -                      -                       -
                                -----------------      -------------------      -----------------      -------------------
  Total Completed Wells                 -                     -                      3                       1.1
                                =================     ====================      =================      ===================
Netherlands
  Oil Wells                             -                     -                      -                       -
  Gas Wells                             -                     -                      -                       -
  Standing                              -                     -                      -                       -
  Dry Holes                             -                     -                      -                       -
                                -----------------      -------------------      -----------------      -------------------
  Total Completed Wells                 -                     -                      -                       -
                                =================     ====================      =================      ===================
Total Vermilion
  Oil Wells                             -                     -                      2                       1.7
  Gas Wells                             7                     3.4                    1                       1.0
  Standing                             22                     9.8                   12                       7.5
  Dry Holes                             1                     0.2                    1                       0.5
                                -----------------      -------------------      -----------------      -------------------
  Total Completed Wells                30                    13.4                   16                      10.7
                                =================     ====================      =================      ===================


NOTES:

(1) "Gross" refers to the total acres in which Vermilion has an interest, directly or indirectly.

(2) "Net" refers to the total acres in which Vermilion has an interest, directly or indirectly, multiplied by the percentage working interest owned by Vermilion, directly or indirectly therein.

Vermilion has initially budgeted $68 million for its 2005 capital program in Canada, France and the Netherlands. The funds will be used to drill wells to develop reserves in its Canadian key areas of Drayton Valley, Slave Lake, Athabasca and Central Alberta and the Paris basin in France. A portion of the capital will be allocated to workovers, production optimization, and maintenance capital in each country.

PROPERTIES WITH NO ATTRIBUTED RESERVES

The following table sets out Vermilion's undeveloped land as at December 31, 2004.

                                                                      UNDEVELOPED LAND
                                           ---------------------------------------------------------------------------
AREA                                                GROSS ACRES(1)                         NET ACRES(2)
----------------------------------------   ----------------------------------------   --------------------------------
Alberta                                                               401,718                                289,434
France                                                              1,164,410                                303,257
Netherlands                                                           208,808                                121,872
Total                                                               1,774,936                                714,563

NOTES:
(1) "Gross" refers to the total acres in which Vermilion has an interest, directly or indirectly.

(2) "Net" refers to the total acres in which Vermilion has an interest, directly or indirectly, multiplied by the percentage working interest owned by Vermilion, directly or indirectly therein.

ABANDONMENT AND RECLAMATION COSTS

Vermilion has estimated its abandonment costs by determining amounts for facility decommissioning and reclamation costs (including salvage) by area in Canada, France and the Netherlands. As well Vermilion has determined abandonment costs (including salvage) and reclamation costs per well, by area and applied this amount to its net wells in each of the countries.

The number of net wells to be abandoned is 690 in Canada, 205 France and 56 in the Netherlands.

The total amount of costs net of salvage is set forth in the following table.

             COUNTRY                               UNDISCOUNTED (M$)                        DISCOUNTED 10% (M$)
----------------------------------------   ----------------------------------------   --------------------------------
Canada                                                 37,300                                     13,900
France                                                 16,812                                      2,524
Netherlands                                            56,266                                     24,280
                                                      110,378                                     40,704

In estimating the future net revenue it is important to note that facilities costs were excluded from the abandonment calculation totalling:

                                   FACILITIES
             COUNTRY                               UNDISCOUNTED (M$)                        DISCOUNTED 10% (M$)
----------------------------------------   ----------------------------------------   --------------------------------
Canada                                                   8,335                                      218
France                                                   29,764                                     591
Netherlands                                              16,190                                   2,196
                                                         54,289                                   3,005

In the next three years, Vermilion expects to pay:

             COUNTRY                               UNDISCOUNTED (M$)                        DISCOUNTED 10% (M$)
----------------------------------------   ----------------------------------------   --------------------------------
Canada                                                   5,600                                     4,198
France                                                     249                                       187
Netherlands                                              4,722                                     3,441
                                                        10,571                                     7,826

Vermilion has set aside a reclamation fund to help cover these future costs which amounts to $17.0 million as at December 31, 2004. Vermilion anticipates making quarterly contributions to that fund based on the estimated level necessary to fund future obligations. This estimate is reviewed regularly and adjusted as determined necessary. In addition to quarterly contributions, Vermilion contributes one-time payments to the fund as its cash resources permit and as considered appropriate.

TAX HORIZON

As a result of the Trust's tax efficient structure, annual taxable income in Canada is transferred from its operating entities to Vermilion Energy Trust, and from the Trust to its Unitholders. This is primarily accomplished through the deduction of the royalties on underlying oil and gas properties held by its operating subsidiaries. Therefore, it can be expected that no income tax liability would be incurred by the Trust in Canada for as long as the organization maintains this corporate tax structure. In France, the Trust is currently taxable, subject to a 35.3% corporate tax rate after eligible deductions. In the Netherlands, the Trust is currently taxable, subject to an approximate 43% corporate tax rate after eligible deductions.

PRODUCTION ESTIMATES

The following table sets forth the volume of production estimated for 2005:

                            LIGHT AND MEDIUM OIL       NATURAL GAS        NATURAL GAS LIQUIDS            BOE
                            --------------------       -----------        -------------------     -----------
                                   (MBBL)                (MMCF)                 (MBBL)                 (MBBL)
Canada                             1,255                 13,049                  444                    3,874
France                             1,979                    800                    -                    2,112
Netherlands                          -                   11,765                   15                    1,976
                            --------------------       -----------        -------------------     -----------
Total                              3,234                 25,614                  459                    7,962
                            ====================       ==========         ===================     ===========

PRODUCTION HISTORY

The following table sets forth certain information in respect of production, product prices received, royalties, production costs and netbacks received by Vermilion for each quarter of its most recently completed financial year:

                                       24

                                     THREE MONTHS ENDED  THREE MONTHS ENDED     THREE MONTHS    THREE MONTHS ENDED
                                       MARCH 31, 2004       JUNE 30, 2004     ENDED SEPTEMBER    DECEMBER 31, 2004
                                                                                  30, 2004
                                     ------------------  ------------------     ------------    ------------------
Canada
    Average Daily Production
      Light and Medium Oil (bbl/d)         3,926               3,513              3,722               3,877
      Natural Gas (mcf/d)                  52.53               47.25              44.49               41.33
      Natural Gas Liquids (bbl/d)          2,374               2,114              1,738               1,633
                                     ------------------  ------------------     ------------    ------------------
    Average Net Prices Received
      Light and Medium Oil ($/bbl)         39.45               40.82              42.48               46.40
      Natural Gas ($/mcf)                   6.97                7.30               6.88                6.99
      Natural Gas Liquids ($/bbl)          33.14               39.78              42.74               47.81
                                     ------------------  ------------------     ------------    ------------------
    Royalties
      Light and Medium Oil ($/bbl)          9.36                8.17               8.96                8.76
      Natural Gas ($/mcf)                   2.12                2.14               1.86                1.40
      Natural Gas Liquids ($/bbl)          11.49               12.05              11.42               10.32
                                     ------------------  ------------------     ------------    ------------------
    Transportation
      Light and Medium Oil ($/bbl)          0.08                0.10               0.09                0.10
      Natural Gas ($/mcf)                   0.18                0.17               0.17                0.16
      Natural Gas Liquids ($/bbl)             -                   -                  -                   -
                                     ------------------  ------------------     ------------    ------------------
    Production Costs
      Light and Medium Oil ($/bbl)          7.82                8.78               7.86                8.50
      Natural Gas ($/mcf)                   0.86                0.88               1.05                0.87
      Natural Gas Liquids ($/bbl)           5.72                4.73               5.89                6.40
                                     ------------------  ------------------     ------------    ------------------
    Netback Received
      Light and Medium Oil ($/bbl)         22.19               23.77              25.57               29.04
      Natural Gas ($/mcf)                   3.81                4.11               3.80                4.56
      Natural Gas Liquids ($/bbl)          15.93               23.00              25.43               31.09
                                     ==================  ==================     ============    ==================
France
    Average Daily Production
      Light and Medium Oil (bbl/d)         6,001               5,725              5,618               5,713
      Natural Gas (mcf/d)                   1.57                1.60               1.50                1.45
      Natural Gas Liquids (bbl/d)             -                   -                  -                   -
    Average Net Prices Received
      Light and Medium Oil ($/bbl)         36.78               42.67              40.43               33.54
      Natural Gas ($/mcf)                   5.09                4.80               5.17                5.62
      Natural Gas Liquids ($/bbl)             -                   -                  -                   -
                                     ------------------  ------------------     ------------    ------------------
    Royalties
      Light and Medium Oil ($/bbl)          5.08                5.28               4.98                5.10
      Natural Gas ($/mcf)                   0.32                0.42               0.29                0.25
      Natural Gas Liquids ($/bbl)             -                   -                  -                   -
                                      ------------------  ------------------     ------------    ------------------
   Transportation
      Light and Medium Oil ($/bbl)          3.43                3.82               2.92                2.80
      Natural Gas ($/mcf)                     -                   -                  -                   -
      Natural Gas Liquids ($/bbl)             -                   -                  -                   -
                                     ------------------  ------------------     ------------    ------------------
    Production Costs
      Light and Medium Oil ($/bbl)          6.30                7.90               7.22                7.54
      Natural Gas ($/mcf)                   2.50                2.56               2.69                1.90
      Natural Gas Liquids ($/bbl)             -                   -                  -                   -
                                     ------------------  ------------------     ------------    ------------------
    Netback Received
      Light and Medium Oil ($/bbl)         21.97               25.67              25.31               18.10
      Natural Gas ($/mcf)                   2.27                1.82               2.19                3.47
      Natural Gas Liquids ($/bbl)             -                   -                  -                   -
                                      ==================  ==================     ============    ==================
Netherlands(1)
    Average Daily Production
      Light and Medium Oil ($/bbl)            -                   -                  -                   -
      Natural Gas ($/mcf)                     -                17.29              33.11               33.46
      Natural Gas Liquids ($/bbl)             -                   -                  35                  16
                                     ------------------  ------------------     ------------    ------------------
    Average Net Prices Received
      Light and Medium Oil ($/bbl)            -                   -                  -                   -
      Natural Gas ($/mcf)                     -                 5.23               5.54                5.45
      Natural Gas Liquids ($/bbl)             -                   -               48.66               52.94
                                     ------------------  ------------------     ------------    ------------------
    Royalties
      Light and Medium Oil ($/bbl)            -                   -                  -                   -
      Natural Gas ($/mcf)                     -                   -                  -                   -
      Natural Gas Liquids ($/bbl)             -                   -                  -                   -
                                     ------------------  ------------------     ------------    ------------------
    Production Costs
      Light and Medium Oil ($/bbl)            -                   -                  -                   -
      Natural Gas ($/mcf)                     -                 1.08               1.10                1.10
      Natural Gas Liquids ($/bbl)             -                   -                  -                   -
                                     ------------------  ------------------     ------------    ------------------

                                     THREE MONTHS ENDED  THREE MONTHS ENDED     THREE MONTHS    THREE MONTHS ENDED
                                       MARCH 31, 2004       JUNE 30, 2004     ENDED SEPTEMBER    DECEMBER 31, 2004
                                                                                  30, 2004
                                     ------------------  ------------------     ------------    ------------------
    Netback Received
      Light and Medium Oil ($/bbl)            -                   -                  -                   -
      Natural Gas ($/mcf)                     -                 4.15               4.44                4.35
      Natural Gas Liquids ($/bbl)             -                   -               48.66               52.94

NOTE:
(1) VRL acquired its interests in the Netherlands on May 19, 2004. As such, information in this table is for the period May 19, 2004 to December 31, 2004.

MARKETING

Vermilion is party to certain financial instruments, such as crude oil and natural gas contracts and foreign currency forward contracts. Vermilion has entered into these contracts for hedging purposes only in order to protect its cash flow on future sales from the potential adverse impact of fluctuations in oil and gas prices and in the U.S./Canadian dollar exchange rate. The contracts reduce the fluctuations in sales revenues by establishing fixed prices or a trading range on a portion of its oil and gas sales. All of the future sales contracts described below are arranged with counter parties representing major financial (banking) institutions with AA to AAA credit ratings thereby reducing counter party credit risk exposure.

Contracts outstanding in respect of hedging transactions which Vermilion will assume are as follows:

   OIL HEDGING                             WTI                              BRENT
-----------------             -----------------------------     ------------------------------
FIXED PRICE SWAPS                 BBLS/D         US$/BBL          BBLS/D             US$/BBL
-----------------             -------------- --------------     --------------   --------------
2005                              1,500           24.80            1,500             23.37


            ADDITIONAL INFORMATION RESPECTING VERMILION ENERGY TRUST

TRUST UNITS

An unlimited number of Trust Units may be created and issued pursuant to the Trust Indenture. Each Trust Unit shall entitle the holder thereof to one vote at any meeting of the holders of Trust Units and represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units outstanding from time to time shall be entitled to equal shares of any distributions by the Trust, and in the event of termination or winding-up of the Trust, in any net assets of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority. Each Trust Unit is transferable, subject to compliance with applicable Canadian securities laws, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust Units held by such holder (see "Redemption Right") and to one vote at all meetings of Unitholders for each Trust Unit held.

The Trust Units do not represent a traditional investment and should not be viewed by investors as "shares" in either Vermilion or the Trust. As holders of Trust Units in the Trust, the Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The price per Trust Unit will be a function of anticipated distributable income from Vermilion and the ability of Vermilion to effect long term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates, commodity prices and the ability of the Trust to acquire additional assets. Changes in market conditions may adversely affect the trading price of the Trust Units.

SPECIAL VOTING RIGHTS

In order to allow the Trust flexibility in pursuing corporate acquisitions, the Trust Indenture allows for the creation of Special Voting Rights which will enable the Trust to provide voting rights to holders of Exchangeable Shares and, in the future, to holders of other exchangeable shares that may be issued by Vermilion or other subsidiaries of the Trust in connection with other exchangeable share transactions.

An unlimited number of Special Voting Rights may be created and issued pursuant to the Trust Indenture. Holders of Special Voting Rights shall not be entitled to any distributions of any nature whatsoever from the Trust and shall be entitled to attend at meetings of Unitholders and to such number of votes at meetings of Unitholders as may be prescribed by the board of directors of Vermilion in the resolution authorizing the issuance of any Special Voting Rights. Except for the right to attend and vote at meetings of the Unitholders, the Special Voting Rights shall not confer upon the holders thereof any other rights.

Under the terms of the Voting and Exchange Trust Agreement, the Trust has issued a Special Voting Right to the Voting and Exchange Trust Agreement Trustee for the benefit of every Person who holds Exchangeable Shares.

UNITHOLDERS' LIMITED LIABILITY

The Trust Indenture provides that no Unitholder, in its capacity as such, shall incur or be subject to any liability in contract or in tort in connection with the Trust or its obligations or affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust's assets. Pursuant to the Trust Indenture, the Trust will indemnify and hold harmless each Unitholder from any cost, damages, liabilities, expenses, charges or losses suffered by a Unitholder from or arising as a result of such Unitholder not having such limited liability.

The Trust Indenture provides that all contracts signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Notwithstanding the terms of the Trust Indenture, Unitholders may not be protected from liabilities of the Trust to the same extent a shareholder is protected from the liabilities of a corporation. Personal liability may also arise in respect of claims against the Trust (to the extent that claims are not satisfied by the Trust) that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability to Unitholders of this nature arising is considered unlikely in view of the fact that the sole activity of the Trust is to hold securities, and all of the business operations are carried on by Vermilion, directly or indirectly.

The activities of the Trust and its subsidiary, Vermilion, will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability to the Unitholders for claims against the Trust including by obtaining appropriate insurance, where available, for the operations of Vermilion and having contracts signed by or on behalf of the Trust include a provision that such obligations are not binding upon Unitholders personally.

On July 1, 2004, the INCOME TRUSTS LIABILITY ACT (Alberta) came into force. This Act creates a statutory limitation on the liability of unitholders of Alberta income trusts such as the Trust. The legislation provides that a unitholder will not be, as a beneficiary, liable for any act, default, obligation or liability of the trustee that arises after the legislation comes into effect.

ISSUANCE OF TRUST UNITS

The Trust Indenture provides that Trust Units, including rights, warrants and other securities to purchase, to convert into or to exchange into Trust Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Trustee, upon the recommendation of the board of directors of Vermilion may determine. The Indenture also provides that Vermilion may authorize the creation and issuance of debentures, notes and other evidences of indebtedness of the Trust which debentures, notes or other evidences of indebtedness may be created and issued from time to time on such terms and conditions to such persons and for such consideration as Vermilion may determine.

CASH DISTRIBUTIONS

The Trustee may declare payable to the Unitholders all or any part of the net income of the Trust earned from interest income on the Notes, from the income generated under the Royalty Agreement and from any dividends paid on the common shares of Vermilion, less all expenses and liabilities of the Trust due and accrued and which are chargeable to the net income of the Trust. In addition, Unitholders may, at the discretion of the board of directors of Vermilion, receive distributions in respect of prepayments of principal on the Notes made by Vermilion to the Trust before the maturity of the Notes. It is anticipated however, that the Trust may reinvest a portion of the repayments of principal on the Notes to make capital expenditures to develop the business of Vermilion with a view to enhancing Vermilion's cash flow from operations.

Cash distributions will be made on the 15th day of each month to Unitholders of record on the immediately preceding Distribution Record Date.

REDEMPTION RIGHT

Trust Units are redeemable at any time on demand by the holders thereof upon delivery to the Trust of the certificate or certificates representing such Trust Units, accompanied by a duly completed and properly executed notice requiring redemption. Upon receipt of the notice to redeem Trust Units by the Trust, the holder thereof shall only be entitled to receive a price per Trust Unit (the "Market Redemption Price") equal to the lesser of: (a) 90% of the "market price" (as defined in the Trust Indenture) of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 trading day period commencing immediately after the date on which the Trust Units are tendered to the Trust for redemption; and (b) the closing market price on the principal market on which the Trust Units are quoted for trading on the date that the Trust Units are so tendered for redemption.

The aggregate Market Redemption Price payable by the Trust in respect of any Trust Units surrendered for redemption during any calendar month shall be satisfied by way of a cash payment on the last day of the following month. In certain circumstances, the aggregate Market Redemption Price payable by the Trust may be satisfied by distributing notes having an aggregate principal amount equal to the aggregate Market Redemption Price of the Trust Units tendered for redemption.

It is anticipated that this redemption right will not be the primary mechanism for holders of Trust Units to dispose of their Trust Units. Notes which may be distributed in specie to holders of Trust Units in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such notes. Notes will not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plan.

NON-RESIDENT UNITHOLDERS

It is in the best interest of Unitholders that the Trust qualify as a "unit trust" and a "mutual fund trust" under the Tax Act. Certain provisions of the Tax Act require that the Trust not be established nor maintained primarily for the benefit of Non-Residents. Accordingly, in order to comply with such provisions, the Trust Indenture contains restrictions on the ownership of Trust Units by Unitholders who are Non-Residents. In this regard, the Trust shall, among other things, take all necessary steps to monitor the ownership of the Trust Units to carry out such intentions. If at any time the Trust becomes aware that the beneficial owners of 50% or more of the Trust Units then outstanding are or may be Non-Residents or that such a situation is imminent, the Trust shall take such action as may be necessary to carry out such intentions.

MEETINGS OF UNITHOLDERS

The Trust Indenture provides that meetings of Unitholders must be called and held for, among other matters, the election or removal of the Trustee, the appointment or removal of the auditors of the Trust, the approval of amendments to the Trust Indenture (except as described under "Amendments to the Trust Indenture"), the sale of the property of the Trust as an entirety or substantially as an entirety, and the commencement of winding-up the affairs of the Trust. Meetings of Unitholders will be called and held annually for, among other things, the election of the directors of Vermilion and the appointment of the auditors of the Trust.

A meeting of Unitholders may be convened at any time and for any purpose by the Trustee and must be convened, except in certain circumstances, if requisitioned by the holders of not less than 5% of the Trust Units then outstanding by a written requisition. A requisition must, among other things, state in reasonable detail the business purpose for which the meeting is to be called.

Unitholders may attend and vote at all meetings of Unitholders either in person or by proxy and a proxyholder need not be a Unitholder. Two persons present in person or represented by proxy and representing in the aggregate at least 5% of the votes attaching to all outstanding Trust Units shall constitute a quorum for the transaction of business at all such meetings. For the purposes of determining such quorum, the holders of any issued Special Voting Rights who are present at the meeting shall be regarded as representing outstanding Trust Units equivalent in number to the votes attaching to such Special Voting Rights.

The Trust Indenture contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Unitholders in accordance with the requirements of applicable laws.

TRUSTEE

Computershare Trust Company of Canada is the trustee of the Trust. The Trustee is responsible for, among other things, accepting subscriptions for Trust Units and issuing Trust Units pursuant thereto and maintaining the books and records of the Trust and providing timely reports to holders of Trust Units. The Trust Indenture provides that the Trustee shall exercise its powers and carry out its functions thereunder as Trustee honestly, in good faith and in the best interests of the Trust and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The initial term of the Trustee's appointment is until the third annual meeting of Unitholders. The Unitholders shall, at the third annual meeting of the Unitholders, re-appoint, or appoint a successor to the Trustee for an additional three year term, and thereafter, the Unitholders shall reappoint or appoint a successor to the Trustee at the annual meeting of Unitholders three years following the reappointment or appointment of the successor to the Trust. The Trustee may also be removed by Special Resolution of the Unitholders. Such resignation or removal becomes effective upon the acceptance or appointment of a successor trustee.

DELEGATION OF AUTHORITY, ADMINISTRATION AND TRUST GOVERNANCE

The board of directors of Vermilion has generally been delegated the significant management decisions of the Trust. In particular, the Trustee has delegated to Vermilion responsibility for any and all matters relating to the following: (a) an Offering; (b) ensuring compliance with all applicable laws, including in relation to an Offering; (c) all matters relating to the content of any Offering Documents, the accuracy of the disclosure contained therein, and the certification thereof; (d) all matters concerning the terms of, and amendment from time to time of the material contracts of the Trust; (e) all matters concerning any underwriting or agency agreement providing for the sale of Trust Units or rights to Trust Units; (f) all matters relating to the redemption of Trust Units; (g) all matters relating to the voting rights on any investments in the Trust Fund or any Subsequent Investments; and (h) all matters relating to the specific powers and authorities as set forth in the Trust Indenture.

AMENDMENTS TO THE TRUST INDENTURE

The Trust Indenture may be amended or altered from time to time by Special Resolution.

The Trustee may, without the approval of any of the Unitholders, amend the Trust Indenture for the purpose of:

     (a) ensuring the Trust's continuing compliance with applicable laws or requirements of any governmental agency or authority of Canada or of any province;

     (b) ensuring that the Trust will satisfy the provisions of each of subsections 108(2) and 132(6) of the Tax Act as from time to time amended or replaced;

     (c) ensuring that such additional protection is provided for the interests of Unitholders as the Trustee may consider expedient;

     (d) removing or curing any conflicts or inconsistencies between the provisions of the Trust Indenture or any supplemental indenture and any other agreement of the Trust or any offering document pursuant to which securities of the Trust are issued with respect to the Trust, or any applicable law or regulation of any jurisdiction, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby; or

     (e) curing, correcting or rectifying any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby.

TAKEOVER BID

The Trust Indenture contains provisions to the effect that if a takeover bid is made for the Trust Units and not less than 90% of the Trust Units (other than Trust Units held at the date of the takeover bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Trust Units held by Unitholders who did not accept the takeover bid, on the terms offered by the offeror.

TERMINATION OF THE TRUST

The Unitholders may vote to terminate the Trust at any meeting of the Unitholders duly called for that purpose, subject to the following: (a) a vote may only be held if requested in writing by the holders of not less than 20% of the outstanding Trust Units; (b) a quorum of 50% of the issued and outstanding Trust Units is present in person or by proxy; and (c) the termination must be approved by Special Resolution of Unitholders.

Unless the Trust is earlier terminated or extended by vote of the Unitholders, the Trustee shall commence to wind up the affairs of the Trust on December 31, 2099. In the event that the Trust is wound up, the Trustee will sell and convert into money the property of the Trust in one transaction or in a series of transactions at public or private sale and do all other acts appropriate to liquidate the property of the Trust, and shall in all respects act in accordance with the directions, if any, of the Unitholders in respect of termination authorized pursuant to the Special Resolution authorizing the termination of the Trust. Notwithstanding anything herein contained, in no event shall the Trust be wound up until the Royalty shall have been disposed of, and under no circumstances shall any Unitholder come into any possession of any interest in the Royalty. After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall distribute the remaining part of the proceeds of the sale of the assets together with any cash forming part of the property of the Trust among the Unitholders in accordance with their Pro Rata Share.

REPORTING TO UNITHOLDERS

The financial statements of the Trust are audited annually by an independent recognized firm of chartered accountants. The audited financial statements of the Trust, together with the report of such chartered accountants, are mailed by the Trustee to Unitholders and the unaudited interim financial statements of the Trust are mailed to Unitholders as prescribed by applicable securities legislation. The year end of the Trust is December 31.

The Trust is subject to the continuous disclosure obligations under applicable securities legislation.

DISTRIBUTION REINVESTMENT AND OPTIONAL TRUST UNIT PURCHASE PLAN

The Trust has established the DRIP Plan. The DRIP Plan is only available to Unitholders who are residents of Canada.

Under the DRIP Plan, Unitholders may, at their option, reinvest their cash distributions to purchase additional Trust Units (the "DRIP Units") by directing the Plan Agent (as defined below) to apply Distributions on their existing Trust Units to the purchase of DRIP Units or by making optional cash payments (the "Cash Payment Option"). Computershare Trust Company of Canada in its capacity as plan agent (the "Plan Agent") will apply Cash Distributions towards the purchase of DRIP Units from the Trust, subject to certain limitations either from treasury or at the discretion of Vermilion through the facilities of the TSX.
DRIP Units will be acquired either at the average market price at which DRIP Units are acquired through the facilities of the TSX or from treasury based on the weighted average of the previous 10 days of trading prior to the applicable Distribution. Under the Cash Payment Option, a Unitholder may, through the Plan Agent purchase additional DRIP Units having a value of up to $5,000 per month. Participants in the DRIP Plan will also receive additional distributions of Trust Units equal to 5% of the DRIP Units purchased with their Distributions or under the Cash Payment Option, as applicable (the "Bonus Units under the DRIP Plan"). The aggregate number of DRIP Units that may be issued under the Cash Payment Option in any fiscal year of the Trust will be limited to 2% of the number of Trust Units issued and outstanding at the start of such fiscal year. Participants will not have to pay any brokerage fees or service charges in connection with the purchase of DRIP Units.

Unitholders may, after electing to participate in the DRIP Plan, terminate their participation in the DRIP Plan by written notice to the Plan Agent. That notice, if actually received no later than 5 business days prior to a Distribution Record Date, will have effect for the distribution to be made on the following Distribution Payment Date. Thereafter, distributions to those Unitholders will be in cash. The Trust may amend, suspend or terminate the DRIP Plan in its sole discretion provided that any amendment to the DRIP Plan must be approved by the TSX and that any amendment, modification or suspension shall have no retroactive effect if it would prejudice the interests of participants. The Trust is not required to issue Trust Units into any jurisdiction where that issuance would be illegal.

UNITHOLDER RIGHTS PLAN

Pursuant to the Unitholder Rights Plan Agreement, the Trust has put in place a unitholder rights plan. The previous shareholder rights plan of Vermilion was terminated under the Arrangement.

The following description of the Unitholder Rights Plan is qualified in its entirety by reference to the full text of the Unitholder Rights Plan agreement, a copy of which is available on request at the head office of Vermilion during normal business hours.

PURPOSE

The purpose of the Unitholder Rights Plan is to afford both the Unitholders and Vermilion sufficient time to evaluate and respond to an unsolicited offer made for the Trust Units. Further, the Unitholder Rights Plan is intended to assist in ensuring that all Unitholders have an equal opportunity to participate in any takeover bid.

Vermilion is not aware of any interest by any third party in acquiring control of Vermilion at this time.

BACKGROUND

Under current provincial securities legislation, a takeover bid would generally involve an offer to acquire the Trust Units of the Trust where the Trust Units subject to the offer to acquire, together with Trust Units already owned by the bidder and certain related parties, aggregate 20% or more of the outstanding Trust Units. Current legislation only requires that a takeover bid remain open for acceptance for not less than 35 days and that any securities deposited may be withdrawn only during the 10 days following the date of the bid. In addition, such legislation does not require that a bid be made for all securities of a particular class and the bidder may in a single transaction or series of transactions acquire control of an entity pursuant to one or more private agreements at a permissible premium to the then current market price, without an offer being required to be made to all other securityholders of the entity. In addition, the bidder may make "creeping acquisitions" of securities by slowly accumulating shares through stock exchange transactions which may result, over time, in the acquisition of control without the payment of fair value for control of the entity or the sharing of the control premium among all securityholders.

The Unitholder Rights Plan is designed to encourage any bidder to provide all Unitholders with equal treatment in a takeover and full value for their investment in the Trust Units of the Trust.

SUMMARY OF THE UNITHOLDER RIGHTS PLAN

The following is a summary of the principal terms of the Unitholder Rights Plan which is qualified in its entirety by the actual text of the Unitholder Rights Plan agreement.

ISSUE OF RIGHTS

On the Effective Date, one right (a "Right") shall be issued and attached to each of the outstanding Trust Units and will attach to each Trust Unit of the Trust that is subsequently issued. Initially, certificates representing Trust Units of the Trust also represent the Rights.

RIGHTS EXERCISE PRIVILEGE

The Rights will separate from the Trust Units of the Trust and will be exercisable, subject to action by Vermilion, 10 trading days (the "Separation Time") after a person has acquired, or commences a takeover bid to acquire, 20% or more of the Trust Units, other than by an acquisition pursuant to a takeover bid permitted by the Unitholders Rights Plan (a "Permitted Bid"). The acquisition by any person (an "Acquiring Person") of 20% or more of the Trust Units, other than by way of a Permitted Bid, is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. In the absence of action by Vermilion and 10 days after the occurrence of a Flip-in Event, each Right (other than those held by the Acquiring Person), will permit the purchase of that number of Trust Units having an aggregate market price (as defined in the Unitholders Rights Plan) equal to twice the exercise price for an amount in cash equal to the exercise price (which the Unitholders Rights Plan currently sets at $35).

The issue of the Rights is not initially dilutive. However, holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

CERTIFICATES AND TRANSFERABILITY

After the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and traded separately from the Trust Units of the Trust.

PERMITTED BID REQUIREMENTS

The requirements for a Permitted Bid include the following:

     (a) the takeover bid must be made for all Units to all holders of Trust Units, other than the Acquiring Person and provide that, subject to the conditions of the Takeover Bid, the Offeror will take up and pay for all Units validly tendered without pro-rating;

     (b) the takeover bid must contain, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Trust Units will be taken up or paid for pursuant to any takeover bid prior to the close of business on the date which is not less than 45 days following the date of the takeover bid and only if at such date more than 50% of the Trust Units held by independent Unitholders shall have been deposited or tendered pursuant to the takeover bid and not withdrawn;

     (c) the takeover bid contains an irrevocable and unqualified provision that unless the takeover bid is withdrawn, Trust Units may be deposited pursuant to such takeover bid at any time during the period of time between the date of the takeover bid and the date on which Trust Units may be taken up and paid for and that any Trust Units deposited pursuant to the takeover bid may be withdrawn until taken up and paid for; and

     (d) the takeover bid must contain an irrevocable and unqualified provision that if, on the date on which Trust Units may be taken up and paid for, more than 50% of the Trust Units held by independent Unitholders shall have been deposited pursuant to the takeover bid and not withdrawn, the Acquiring Person will make a public announcement of that fact and the takeover bid will remain open for deposits and tenders of Trust Units for not less than 10 Business Days from the date of such public announcement.

The Unitholder Rights Plan allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid (subject to certain exceptions).

WAIVER AND REDEMPTION

Vermilion may, prior to a Flip-in Event, waive the dilutive effects of the Unitholder Rights Plan in respect of a particular Flip-in Event resulting from a takeover bid made by way of a takeover bid circular to all holders of the Trust Units of the Trust, in which event such waiver would be deemed also to be a waiver in respect of any other Flip-in Event occurring under a takeover bid made by way of a takeover bid circular to all holders of the Trust Units of the Trust prior to the expiry of the takeover bid in respect of which the waiver is granted. Vermilion may also waive the Unitholder Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding Trust Units of the Trust within 10 days or such other period as may be specified by Vermilion.

At any time prior to the occurrence of a Flip-in Event, Vermilion may at its option redeem all, but not less than all, of the outstanding Rights at a price of $0.00001 per Right.

GRANDFATHER PROVISIONS

The Unitholder Rights Plan exempts from the definition of Acquiring Person any person who is the beneficial owner, as defined in the Unitholder Rights Plan, of more than 20% of the outstanding Trust Units determined as at the Effective Date provided that such person does not after the Effective Date become the beneficial owner of additional Trust Units constituting 1.0% or more of the outstanding Trust Units of the Trust other than pursuant to a Permitted Bid, a Competing Permitted Bid or certain other exempt provisions.

           ADDITIONAL INFORMATION RESPECTING VERMILION RESOURCES LTD.

MANAGEMENT OF VERMILION

Vermilion has a board of directors currently consisting of six individuals. The directors are elected by the Trust at the direction of Unitholders by ordinary resolution, and hold office until the next annual meeting of the Trust, which is anticipated to be held on May 6, 2005

As at March 15, 2005 the directors and officers of Vermilion, as a group, beneficially owned, directly or indirectly, 1,142,436 Trust Units representing approximately 2% of the issued and outstanding Trust Units, as well as an aggregate of 4,406,951 Exchangeable Shares. Assuming all Exchangeable Shares were exchanged for Trust Units, using the Exchange Ratio of 1.29632, the directors and executive officers would hold 6,855,254 Trust Units, representing approximately 10% of then issued and outstanding Trust Units.

The following table sets forth certain information respecting the directors and officers of Vermilion.

                                                      DATE FIRST
                                                       ELECTED
           NAME AND                                  OR APPOINTED    PRINCIPAL    OCCUPATION    DURING
  MUNICIPALITY OF RESIDENCE        OFFICE HELD       AS DIRECTOR     THE PAST FIVE YEARS
-------------------------------------------------------------------------------------------------------------------
Lorenzo Donadeo                 President and            1994        Since  January   2003,   President  and  Chief
Calgary, Alberta                Chief Executive                      Executive Officer of Vermilion;  from December
                                Officer and                          2000 to January 2003 Vice  President and Chief
                                Director                             Operating Officer of Vermilion;  from February
                                                                     1995  to   December   2000,   Executive   Vice
                                                                     President of Vermilion.

Claudio Ghersinich              Executive Vice           1994        Since January 2003,  Executive Vice President,
Calgary, Alberta                President,                           Business   Development   of  Vermilion;   from
                                Business                             December 2000 to January 2003  Executive  Vice
                                Development and                      President,  New  Ventures of  Vermilion;  from
                                Director                             February  1995  to  December  2000,  Executive
                                                                     Vice President of Vermilion.
Jeffrey Boyce(1)(2)(3)(4)       Director                 1994        Since  January   2003,   President  and  Chief
Calgary, Alberta                                                     Executive  Officer  of Clear  Energy  Inc.,  a
                                                                     public oil and gas company; from 1994 to
                                                                     January 2003 President and Chief Executive
                                                                     Officer of Vermilion.

Joseph Killi(1)(3)              Director                 1999        Chief   Executive    Officer   of   Parkbridge
Calgary, Alberta                                                     Lifestyle   Communities   Inc.  from  1998  to
                                                                     present and  President of  Rosebridge  Capital
                                                                     Corp. Inc. from 1993 to present and previously
                                                                     Chief Operating Officer and Chief Financial
                                                                     Officer of Trizec Corporation Ltd.

Larry Macdonald(1)(2)(3)(4)(5)  Director and             2002        Since  2003  Chief  Executive  Officer,  Point
Calgary, Alberta                Chairman of the                      Energy  Inc.,  an oil  and gas  company;  from
                                Board                                2000  to 2003  Chairman  and  Chief  Executive
                                                                     Officer,  Pointwest  Energy Inc., a public oil
                                                                     and gas company.

William F. Madison(1)(2)(4)     Director                 2004        Chairman of the Montana Tech  Foundation  from
Houston, Texas                                                       2003  to  present;   from  1965  to  2000  Mr.
                                                                     Madison worked in increasingly senior
                                                                     positions with Marathon Oil Company where he
                                                                     retired as Senior Vice President Worldwide
                                                                     Production.

                                                      DATE FIRST
                                                       ELECTED
           NAME AND                                  OR APPOINTED    PRINCIPAL    OCCUPATION    DURING
  MUNICIPALITY OF RESIDENCE        OFFICE HELD       AS DIRECTOR     THE PAST FIVE YEARS
-------------------------------------------------------------------------------------------------------------------
Curtis Hicks                    Executive Vice            -          Since August,  2004  Executive  Vice President
Calgary, Alberta                President, and                       and  Chief  Financial  Officer  of  Vermilion;
                                Chief Financial                      from   March   2003  to   August   2004   Vice
                                Officer                              President,   Finance   and   Chief   Financial
                                                                     Officer of  Vermilion;  from  November 2000 to
                                                                     February  2003,  Vice  President  Finance  and
                                                                     Chief  Financial  Officer  of  NAL  Oil  & Gas
                                                                     Trust;  from  August  1998 to  November  2000,
                                                                     Chief  Executive  Officer of Caravan Oil & Gas
                                                                     Ltd.

Doug Reynolds                   Vice President,           -          Since  August  2004 Vice  President,  Land and
Calgary, Alberta                Land and New                         New Ventures of Vermilion;  from April 2002 to
                                Ventures                             August   2004,   Vice   President,   Land   of
                                                                     Vermilion;  from  February 2000 to April 2002,
                                                                     Senior  Landman and Land Manager for Foothills
                                                                     N.E.  B.C.  and  Hamburg  Areas of  Burlington
                                                                     Resources Canada Ltd.

Raj Patel                       Vice President,           -          Since January 2001, Vice President,  Marketing
Calgary, Alberta                Marketing                            of Vermilion;  from September 1996 to December
                                                                     2000, President of Access Energy Management.

G.R. (Bob) MacDougall           Chief Operating           -          Since July 2004,  Chief  Operating  Officer of
Calgary, Alberta                Officer                              Vermilion;  from 1999 to 2004, General Manager
                                                                     of  production   and   operations  of  Chevron
                                                                     Texaco Western Canada producing properties.

Daniel Goulet                   Directeur                 -          Since  February  2003  Directeur   General  of
Biscarosse, France              General of                           Vermilion  REP  S.A.S.;  from  August  2000 to
                                Vermilion REP                        January  2003,   Production  and   Engineering
                                S.A.S.                               Manager of Vermilion REP S.A.S.;  from 1997 to
                                                                     2000,   In-Country   Operations   Manager   of
                                                                     PanAfrican Energy.

Greg Hay                        Managing                  -          Since  June  2004,  Managing  Director  of the
                                Director,                            newly formed  Vermilion Oil & Gas  Netherlands
                                Vermilion                            B.V.; from 2001 to 2003,  Managing Director of
                                Netherlands                          Wintershall  Noordze  BV and  Clyde  Nederland
                                                                     BV, the Hague, Netherlands; from 1997 to 2001,
                                                                     General Manager, Wintershall, Tripoli, Libya.


Charles Berard                  Corporate                 -          Partner at Macleod Dixon LLP, Barristers &
Calgary, Alberta                Secretary                            Solicitors.

NOTES:

(1)  Member of the Audit Committee
(2)  Member of the Health, Safety and Environment Committee
(3)  Member of the Governance, Human Resources and Nominating Committee
(4)  Member of the Reserves Committee

                             AUDIT COMMITTEE MATTERS

AUDIT COMMITTEE CHARTER

VRL has established an audit committee (the "Audit Committee") to assist the Board of Directors in carrying out its oversight responsibilities with respect to financial reporting, internal controls and the external audit process of the Trust. The Audit Committee Terms of Reference are set out in Schedule "C" to this annual information form.

COMPOSITION OF THE AUDIT COMMITTEE

The following table sets forth the name of each current member of the Audit Committee, whether such member is independent, whether such member is financially literate and the relevant education and experience of such member.

                                               FINANCIALLY
          NAME               INDEPENDENT         LITERATE                RELEVANT EDUCATION AND EXPERIENCE
--------------------------------------------------------------------------------------------------------------------
Jeffery S. Boyce                 Yes               Yes         Mr.  Boyce holds a Business  Diploma.  Mr.  Boyce has
                                                               obtained financial experience and exposure to
                                                               accounting and financial issues as the President and
                                                               Chief Executive Officer Clear Energy Inc. and of
                                                               VRL, prior to its conversion into a trust and as a
                                                               director, audit committee member and officer of
                                                               other public and private companies.

Joseph F. Killi                  Yes               Yes         Mr. Killi  holds a  Bachelor  of  Science  degree,  a
(Chair)                                                        Bachelor   of   Commerce   degree  and  a   Chartered
                                                               Accountant  designation.  As a Chartered  Accountant,
                                                               Mr.   Killi   attained   experience   in   preparing,
                                                               auditing,    analyzing   and   evaluating   financial
                                                               statements.  Mr. Killi  has an  understanding  of the
                                                               accounting  principles  used by the  Trust as well as
                                                               the  implications of those  accounting  principles on
                                                               the Trust's  financial  results.  Mr.  Killi has also
                                                               obtained   significant   financial   experience   and
                                                               exposure  to  accounting  and  financial  issues in a
                                                               number of senior positions with Parkbridge  Lifestyle
                                                               Communities Inc.,  Rosebridge  Capital Corp. Inc. and
                                                               Trizec  Corporation and in his role as a director and
                                                               audit  committee  member of other  public and private
                                                               companies.


Larry J. Macdonald               Yes               Yes         Mr.  Macdonald  holds a Bachelor  of Science  degree.
                                                               In 2005,  Mr. Macdonald attended a financial literacy
                                                               course  at  the  University  of  Toronto's   Rotman's
                                                               School  of   Management  in   conjunction   with  the
                                                               Institute of Corporate  Directors.  In addition,  Mr.
                                                               Macdonald  has  obtained  financial   experience  and
                                                               exposure  to  accounting  and  financial  issues in a
                                                               number of senior officer  positions with Point Energy
                                                               Ltd.,  Pointwest  Energy Inc.,  Westpoint Energy Inc.
                                                               and  Anderson  Exploration  Ltd.  and as a  director,
                                                               audit  committee  member  and  officer of a number of
                                                               other  public  and  private   companies  as  well  as
                                                               not-for-profit organizations.

                                               FINANCIALLY
          NAME               INDEPENDENT         LITERATE                RELEVANT EDUCATION AND EXPERIENCE
--------------------------------------------------------------------------------------------------------------------
William Madison                  Yes               Yes         Mr.  Madison holds a Bachelor of Science in Petroleum
                                                               Engineering.  Mr.  Madison also  attended the Harvard
                                                               Program for Management  Development.  Mr. Madison has
                                                               obtained   financial   experience   and  exposure  to
                                                               accounting  and  financial  issues as the Chairman of
                                                               Montana Tech Foundation and as a senior  executive of
                                                               Marathon  Oil  Company  and  as  a  director,   audit
                                                               committee  member  and  officer  of other  public and
                                                               private companies.

EXTERNAL AUDIT SERVICE FEES

During the years ended December 31, 2004 and 2003, Deloitte & Touche LLP received the following fees from the Trust:

                  ITEM                             2004                                  2003
-----------------------------------------------------------------------------------------------------------
Audit fees(1)                                    $411,936                              $289,317
Audit related fees(2)                            $145,275                              $252,918
Tax fees(3)                                         -                                      -

NOTES:

(1) Audit fees consisted of professional services rendered by Deloitte & Touche LLP for the audit of the Trust's financial statements for the years ended December 31, 2004 and 2003, fees for the review of the quarterly financial statements and services provided in connection with statutory and regulatory filings or engagements.

(2) Audit related fees are for assurance and related services reasonably related to the performance of the audit or review of the annual financial statements and are not reported under the heading "Audit Fees".

(3) Tax fees consist of tax compliance, tax advice and tax planning, including the preparation of tax returns.

VERMILION SHARE CAPITAL

Vermilion is authorized to issue an unlimited number of common shares and an unlimited number of exchangeable shares issuable in series, of which an unlimited number of Series A Exchangeable Shares are authorized. The Trust is the sole holder of the issued and outstanding shares of Vermilion, other than the Exchangeable Shares.

COMMON SHARES

Each common share will entitle its holder to receive notice of and to attend all meetings of the shareholders of Vermilion and to one vote at such meetings. The holders of common shares will be, at the discretion of the board of directors of Vermilion and subject to applicable legal restrictions, and subject to certain preferences of holders of Exchangeable Shares, entitled to receive any dividends declared by the board of directors on the common shares to the exclusion of the holders of Exchangeable Shares, subject to the proviso that no dividends shall be paid on the common shares unless all declared dividends on the outstanding Exchangeable Shares have been paid in full. The holders of common shares will be entitled to share equally in any distribution of the assets of Vermilion upon the liquidation, dissolution, bankruptcy or winding-up of Vermilion or other distribution of its assets among its shareholders for the purpose of winding-up its affairs. Such participation is subject to the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares and any other shares having priority over the common shares.

EXCHANGEABLE SHARES

Each Exchangeable Share will have economic rights (including the right to have the Exchange Ratio adjusted to account for distributions paid to Unitholders) and voting attributes (through the benefit of the Special Voting Right granted to the Voting and Exchange Trust Agreement Trustee) as set forth in the Exchangeable Share Provisions. In addition, holders of Exchangeable Shares will have the right to receive Trust Units at any time in exchange for their Exchangeable Shares, on the basis of the Exchange Ratio in effect at the time of the exchange. Fractional Trust Units will not be delivered on any exchange of Exchangeable Shares and the Voting and Exchange Trust

Agreement. In the event that the Exchange Ratio in effect at the time of an exchange would otherwise entitle a holder of Exchangeable Shares to a fractional Trust Unit, the number of Trust Units to be delivered will be rounded down to the nearest whole number of Trust Units. Holders of Exchangeable Shares will not receive cash distributions from the Trust. Rather, the Exchange Ratio will be adjusted to account for distributions paid to Unitholders in the manner described below. Holders of Exchangeable Shares may receive dividends from Vermilion at the discretion of the directors of Vermilion.

The initial Exchange Ratio upon the completion of the Arrangement was equal to one. On each Distribution Payment Date, the Exchange Ratio will be increased, on a cumulative basis, in respect of the Distribution on such date by an amount which assumes the reinvestment of such Distribution in Trust Units at the then-prevailing Current Market Price of a Trust Unit. The Exchange Ratio will be decreased in respect of any dividends paid on the Exchangeable Shares by an amount of such dividend divided by the then-prevailing Current Market Price of a Trust Unit.

RANKING

The Exchangeable Shares will rank rateably with shares of any other series of exchangeable shares of Vermilion and prior to any common shares of Vermilion and any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends, if any, that have been declared and the distribution of assets in the event of the liquidation, dissolution or winding-up of Vermilion.

DIVIDENDS

Holders of Exchangeable Shares will be entitled to receive cash dividends if, as and when declared by the board of directors of Vermilion. Vermilion anticipates that it may from time to time declare dividends on the Exchangeable Shares up to but not exceeding any cash distributions on the Trust Units into which such Exchangeable Shares are exchangeable. In the event that any such dividends are paid, the Exchange Ratio will be correspondingly reduced to reflect such dividends.

CERTAIN RESTRICTIONS

Vermilion will not, without obtaining the approval of the holders of the Exchangeable Shares as set forth below under the subheading "Amendment and Approval":

     (a) pay any dividend on the common shares or any other shares ranking junior to the Exchangeable Shares, other than stock dividends payable in common shares or any other shares ranking junior to the Exchangeable Shares;

     (b) redeem, purchase or make any capital distribution in respect of the common shares or any other shares ranking junior to the Exchangeable Shares;

     (c) redeem or purchase any other shares of Vermilion ranking equally with the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution; or

     (d) amend the articles or by-laws of Vermilion in any manner that would affect the rights or privileges of the holders of Exchangeable Shares.

The above restrictions in (a), (b) and (c) shall not apply if all declared dividends on the outstanding Exchangeable Shares shall have been paid in full.

LIQUIDATION OR INSOLVENCY OF VERMILION

In the event of the liquidation, dissolution or winding-up of Vermilion or any other proposed distribution of the assets of Vermilion among its shareholders for the purpose of winding up its affairs, a holder of Exchangeable Shares will be entitled to receive from Vermilion, in respect of each such Exchangeable Share, that number of Trust Units equal to the Exchange Ratio as at the effective date of such event.

Upon the occurrence of such an event, the Trust and Trust Subsidiary will each have the overriding right to purchase all but not less than all of the Exchangeable Shares then outstanding (other than Exchangeable Shares held by the Trust or any subsidiary of the Trust) at a purchase price per Exchangeable Share to be satisfied by the issuance or delivery, as the case may be, of that number of Trust Units equal to the Exchange Ratio at such time and, upon the exercise of this right, the holders thereof will be obligated to sell such Exchangeable Shares to the Trust or Trust Subsidiary, as applicable. This right may be exercised by either the Trust or Trust Subsidiary.

Upon the occurrence of an Insolvency Event, the Voting and Exchange Trust Agreement Trustee on behalf of the holders of the Exchangeable Shares will have the right to require the Trust or Trust Subsidiary to purchase any or all of the Exchangeable Shares then outstanding and held by such holders at a purchase price per Exchangeable Share to be satisfied by the issuance or delivery, as the case may be, of that number of Trust Units equal to the Exchange Ratio at such time, as described under the subheading "Voting and Exchange Trust Agreement-Optional Exchange Right".

AUTOMATIC EXCHANGE RIGHT ON LIQUIDATION OF THE TRUST

The Voting and Exchange Trust Agreement provides that in the event of a Trust liquidation event, as described below, the Trust or Trust Subsidiary will be deemed to have purchased all outstanding Exchangeable Shares and each holder of Exchangeable Shares will be deemed to have sold their Exchangeable Shares immediately prior to such Trust liquidation event at a purchase price per Exchangeable Share to be satisfied by the issuance or delivery, as the case may be, of that number of Trust Units equal to the Exchange Ratio at such time. "Trust liquidation event" means:

     (a) any determination by the Trust to institute voluntary liquidation, dissolution or winding-up proceedings in respect of the Trust or to effect any other distribution of assets of the Trust among the Unitholders for the purpose of winding up its affairs; or

     (b) the earlier of, the Trust's receiving notice of and the Trust's otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding up of the Trust or to effect any other distribution of assets of the Trust among the Unitholders for the purpose of winding up its affairs in each case where the Trust has failed to contest in good faith such proceeding within 30 days of becoming aware thereof.

RETRACTION OF EXCHANGEABLE SHARES BY HOLDERS AND RETRACTION CALL RIGHT

Subject to the Retraction Call Right of the Trust and Trust Subsidiary described below, a holder of Exchangeable Shares will be entitled at any time to require Vermilion to redeem any or all of the Exchangeable Shares held by such holder for a retraction price (the "Retraction Price") per Exchangeable Share equal to the value of that number of Trust Units equal to the Exchange Ratio as at the date of redemption (the "Retraction Date"), to be satisfied by the delivery of such number of Trust Units. Fractional Trust Units will not be delivered. Any amount payable on account of the Retraction Price that includes a fractional Trust Unit will be rounded down to the nearest whole number of Trust Units. Holders of the Exchangeable Shares may request redemption by presenting to Vermilion or the transfer agent for the Exchangeable Shares a certificate or certificates representing the number of Exchangeable Shares the holder desires to have redeemed, together with a duly executed retraction request and such other documents as may be reasonably required to effect the redemption of the Exchangeable Shares. Subject to extension as described below, the redemption will become effective on the Retraction Date, which will be seven business days after the date on which Vermilion or the transfer agent receives the retraction notice. Unless otherwise requested by the holder and agreed to by Vermilion, the Retraction Date will not occur on such seventh business day if such day would occur between any Distribution Record Date and the Distribution Payment Date that corresponds to such Distribution Record Date. In this case, the Retraction Date will instead occur on such Distribution Payment Date. The reason for this is to ensure that the Exchange Ratio used in connection with such redemption is increased to account for the Distribution.

When a holder requests Vermilion to redeem the Exchangeable Shares, the Trust and Trust Subsidiary will have an overriding right (the "Retraction Call Right") to purchase on the Retraction Date all but not less than all of the

Exchangeable Shares that the holder has requested Vermilion to redeem at a purchase price per Exchangeable Share equal to the Retraction Price, to be satisfied by the delivery of that number of Trust Units equal to the Exchange Ratio at such time. At the time of a Retraction Request by a holder of Exchangeable Shares, Vermilion will immediately notify the Trust and Trust Subsidiary. The Trust or Trust Subsidiary must then advise Vermilion within two business days as to whether the Retraction Call Right will be exercised. A holder may revoke his or her Retraction Request at any time prior to the close of business on the last business day immediately preceding the Retraction Date, in which case the holder's Exchangeable Shares will neither be purchased by the Trust or Trust Subsidiary nor be redeemed by Vermilion. If the holder does not revoke his or her Retraction Request, the Exchangeable Shares that the holder has requested Vermilion to redeem will on the Retraction Date be purchased by the Trust or Trust Subsidiary or redeemed by Vermilion, as the case may be, in each case at a purchase price per Exchangeable Share equal to the Retraction Price. In addition, a holder of Exchangeable Shares may elect to instruct the Voting and Exchange Trust Agreement Trustee to exercise the optional exchange right (the "Optional Exchange Right") to require the Trust or Trust Subsidiary to acquire such holder's Exchangeable Shares in circumstances where neither the Trust nor Trust Subsidiary have exercised the Retraction Call Right. See "Voting and Exchange Trust Agreement-Optional Exchange Right".

The Retraction Call Right may be exercised by either the Trust or Trust Subsidiary. If, as a result of solvency provisions of applicable law, Vermilion is not permitted to redeem all Exchangeable Shares tendered by a retracting holder, Vermilion will redeem only those Exchangeable Shares tendered by the holder as would not be contrary to such provisions of applicable law. The holder of any Exchangeable Shares not redeemed by Vermilion will be deemed to have required the Trust to purchase such unretracted Exchangeable Shares in exchange for Trust Units on the Retraction Date pursuant to the Optional Exchange Right. See "Voting and Exchange Trust Agreement- Optional Exchange Right".

REDEMPTION OF EXCHANGEABLE SHARES

Subject to applicable law and the Redemption Call Right of the Trust and Trust Subsidiary, Vermilion:

     (a) will, on the tenth anniversary of the Effective Date, subject to extension of such date by the board of directors of Vermilion (the "Automatic Redemption Date"), redeem all but not less than all of the then outstanding Exchangeable Shares for a redemption price per Exchangeable Share equal to the value of that number of Trust Units equal to the Exchange Ratio as at the last business day prior to that Redemption Date (as that term is defined below) (the "Redemption Price"), to be satisfied by the delivery of such number of Trust Units; and

     (b) may, at any time when the aggregate number of issued and outstanding Exchangeable Shares is less than 500,000 (other than Exchangeable Shares held by the Trust and its subsidiaries and as such shares may be adjusted from time to time) (the "De Minimus Redemption Date" and, collectively with the Automatic Redemption Date, a "Redemption Date"), redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price per Exchangeable Share (unless contested in good faith by the Trust).

Vermilion will, at least 45 days prior to any Redemption Date, provide the registered holders of the Exchangeable Shares with written notice of the prospective redemption of the Exchangeable Shares by Vermilion.

The Trust and Trust Subsidiary will have the right (the "Redemption Call Right"), notwithstanding a proposed redemption of the Exchangeable Shares by Vermilion on the applicable Redemption Date, pursuant to the Exchangeable Share Provisions, to purchase on any Redemption Date all but not less than all of the Exchangeable Shares then outstanding (other than Exchangeable Shares held by the Trust or its subsidiaries) in exchange for the Redemption Price per Exchangeable Share and, upon the exercise of the Redemption Call Right, the holders of all of the then outstanding Exchangeable Shares will be obliged to sell all such shares to the Trust or Trust Subsidiary, as applicable. If either the Trust or Trust Subsidiary exercises the Redemption Call Right, then Vermilion's right to redeem the Exchangeable Shares on the applicable Redemption Date will terminate. The Redemption Call Right may be exercised by either the Trust or Trust Subsidiary.

VOTING RIGHTS

Except as required by applicable law, the holders of the Exchangeable Shares are not entitled as such to receive notice of or attend any meeting of the shareholders of Vermilion or to vote at any such meeting. Holders of Exchangeable Shares will have the notice and voting rights respecting meetings of the Trust that are provided in the Voting and Exchange Trust Agreement. See "Voting and Exchange Trust Agreement - Voting Rights".

AMENDMENT AND APPROVAL

The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be changed only with the approval of the holders thereof. Any such approval or any other approval or consent to be given by the holders of the Exchangeable Shares will be sufficiently given if given in accordance with applicable law and subject to a minimum requirement that such approval or consent be evidenced by a resolution passed by not less than two-thirds of the votes cast thereon (other than shares beneficially owned by the Trust, or any of its subsidiaries and other affiliates) at a meeting of the holders of the Exchangeable Shares duly called and held at which holders of at least 5% of the then outstanding Exchangeable Shares are present in person or represented by proxy. In the event that no such quorum is present at such meeting within one-half hour after the time appointed therefor, then the meeting will be adjourned to such place and time (not less than ten days later) as may be determined at the original meeting and the holders of Exchangeable Shares present in person or represented by proxy at the adjourned meeting will constitute a quorum thereat and may transact the business for which the meeting was originally called. At the adjourned meeting, a resolution passed by the affirmative vote of not less than two-thirds of the votes cast thereon (other than shares beneficially owned by the Trust or any of its subsidiaries and other affiliates) will constitute the approval or consent of the holders of the Exchangeable Shares.

ACTIONS BY THE TRUST UNDER THE SUPPORT AGREEMENT AND THE VOTING AND EXCHANGE TRUST AGREEMENT

Under the Exchangeable Share Provisions, Vermilion will agree to take all such actions and do all such things as are necessary or advisable to perform and comply with its obligations under, and to ensure the performance and compliance by the Trust with its obligations under, the Support Agreement and the Voting and Exchange Trust Agreement.

NON-RESIDENT AND TAX-EXEMPT HOLDERS

Exchangeable Shares will not be issued to persons who are Non-Residents or who are exempt from tax under Part I of the Tax Act.

VOTING AND EXCHANGE TRUST AGREEMENT

VOTING RIGHTS

In accordance with the Voting and Exchange Trust Agreement, the Trust will issue a Special Voting Right to Computershare Trust Company of Canada, the Voting and Exchange Trust Agreement Trustee, for the benefit of the holders (other than the Trust and Trust Subsidiary) of the Exchangeable Shares. The Special Voting Right will carry a number of votes, exercisable at any meeting at which Unitholders are entitled to vote, equal to the number of Trust Units (rounded down to the nearest whole number) into which the Exchangeable Shares are then exchangeable multiplied by the number of votes to which the holder of one Trust Unit is then entitled. With respect to any written consent sought from the Unitholders, each vote attached to the Special Voting Right will be exercisable in the same manner as set forth above.

Each holder of an Exchangeable Share on the record date for any meeting at which Unitholders are entitled to vote will be entitled to instruct the Voting and Exchange Trust Agreement Trustee to exercise that number of votes attached to the Special Voting Right which relate to the Exchangeable Shares held by such holder. The Voting and Exchange Trust Agreement Trustee will exercise each vote attached to the Special Voting Right only as directed by the relevant holder and, in the absence of instructions from a holder as to voting, will not exercise such votes.

The Voting and Exchange Trust Agreement Trustee will send to the holders of the Exchangeable Shares the notice of each meeting at which the Unitholders are entitled to vote, together with the related meeting materials and a statement as to the manner in which the holder may instruct the Voting and Exchange Trust Agreement Trustee to exercise the votes attaching to the Special Voting Right, at the same time as the Trust sends such notice and materials to the Unitholders. The Voting and Exchange Trust Agreement Trustee will also send to the holders copies of all information statements, interim and annual financial statements, reports and other materials sent by the Trust to the Unitholders at the same time as such materials are sent to the Unitholders. To the extent such materials are provided to the Voting and Exchange Trust Agreement Trustee by the Trust, the Voting and Exchange Trust Agreement Trustee will also send to the holders all materials sent by third parties to Unitholders, including dissident proxy circulars and tender and exchange offer circulars, as soon as possible after such materials are first sent to Unitholders.

All rights of a holder of Exchangeable Shares to exercise votes attached to the Special Voting Right will cease upon the exchange of all such holder's Exchangeable Shares for Trust Units. With the exception of administrative changes for the purpose of adding covenants for the protection of the holders of the Exchangeable Shares, making necessary amendments or curing ambiguities or clerical errors (in each case provided that the board of directors of Trust Subsidiary and Vermilion are of the opinion that such amendments are not prejudicial to the interests of the holders of the Exchangeable Shares), the Voting and Exchange Trust Agreement may not be amended without the approval of the holders of the Exchangeable Shares.

OPTIONAL EXCHANGE RIGHT

Upon the occurrence and during the continuance of:

     (a)  an Insolvency Event; or

     (b) circumstances in which the Trust or Trust Subsidiary may exercise a Call Right, but elect not to exercise such Call Right;

a holder of Exchangeable Shares will be entitled to instruct the Trustee to exercise the Optional Exchange Right with respect to any or all of the Exchangeable Shares held by such holder, thereby requiring the Trust or Trust Subsidiary to purchase such Exchangeable Shares from the holder. Immediately upon the occurrence of (i) an Insolvency Event, (ii) any event which will, with the passage of time or the giving of notice, become an Insolvency Event, or
(iii) the election by the Trust and Trust Subsidiary not to exercise a Call Right which is then exercisable by the Trust and Trust Subsidiary, Vermilion, the Trust or Trust Subsidiary will give notice thereof to the Trustee. As soon as practicable thereafter, the Trustee will then notify each affected holder of Exchangeable Shares (who has not already provided instructions respecting the exercise of the Optional Exchange Right) of such event or potential event and will advise such holder of its rights with respect to the Optional Exchange Right.

The purchase price payable by the Trust or Trust Subsidiary for each Exchangeable Share to be purchased under the Optional Exchange Right will be satisfied by the issuance of that number of Trust Units equal to the Exchange Ratio as at the last business day prior to the day of closing of the purchase and sale of such Exchangeable Share under the Exchange Right (the "Exchange Price").

If, as a result of solvency provisions of applicable law, Vermilion is unable to redeem all of a holder's Exchangeable Shares which such holder is entitled to have redeemed in accordance with the Exchangeable Share Provisions, the holder will be deemed to have exercised the Optional Exchange Right with respect to the unredeemed Exchangeable Shares and the Trust or Trust Subsidiary will be required to purchase such shares from the holder in the manner set forth above.

SUPPORT AGREEMENT

THE TRUST SUPPORT OBLIGATION

Under the Support Agreement, the Trust will agree that:

     (a) the Trust will take all actions and do all things necessary to ensure that Vermilion is able to pay to the holders of the Exchangeable Shares the Liquidation Amount in the event of a liquidation, dissolution or winding-up of Vermilion, the Retraction Price in the event of the giving of a Retraction Request by a holder of Exchangeable Shares, or the Redemption Price in the event of a redemption of Exchangeable Shares by Vermilion; and

     (b) the Trust will not vote or otherwise take any action or omit to take any action causing the liquidation, dissolution or winding-up of Vermilion.

The Support Agreement will also provide that the Trust will not issue or distribute to the holders of all or substantially all of the outstanding Trust
Units:

     (a)  additional Trust Units or securities convertible into Trust Units;

     (b)  rights, options or warrants for the purchase of Trust Units; or

     (c) units or securities of the Trust other than Trust Units, evidences of indebtedness of the Trust or other assets of the Trust;

unless the same or an equivalent distribution is made to holders of Exchangeable Shares, an equivalent change is made to the Exchangeable Shares, or the approval of Vermilion and holders of Exchangeable Shares has been obtained.

In addition, the Trust may not subdivide, reduce, consolidate, reclassify or otherwise change the terms of the Trust Units unless an equivalent change is made to the Exchangeable Shares or the approval of the holders of Exchangeable Shares has been obtained.

In the event of any proposed takeover bid, or similar transaction affecting the Trust Units and supported by the Trust, the Trust will use reasonable efforts to take all actions necessary or desirable to enable holders of Exchangeable Shares to participate in such transaction to the same extent and on an economically equivalent basis as the Unitholders.

The Support Agreement also provides that, as long as any outstanding Exchangeable Shares are owned by any person or entity other than the Trust or any of its respective subsidiaries and other affiliates, the Trust will, unless approval to do otherwise is obtained from the holders of Exchangeable Shares, remain the direct or indirect beneficial owner collectively of more than 50% of all of the issued and outstanding voting securities of Vermilion, provided that the Trust will not be in violation of this obligation if a party acquires all or substantially all of the assets of the Trust. With the exception of administrative changes for the purpose of adding covenants for the protection of the holders of the Exchangeable Shares, making certain necessary amendments or curing ambiguities or clerical errors (in each case provided that the board of directors of Vermilion and the Trustee are of the opinion that such amendments are not prejudicial to the interests of the holders of the Exchangeable Shares), the Support Agreement may not be amended without the approval of the holders of the Exchangeable Shares.

Under the Support Agreement, the Trust will agree to not exercise any voting rights attached to the Exchangeable Shares owned by it or any of its subsidiaries and other affiliates on any matter considered at meetings of holders of Exchangeable Shares (including any approval sought from such holders in respect of matters arising under the Support Agreement).

DELIVERY OF TRUST UNITS

The Trust will agree to make such filings and seek such regulatory consents and approvals as are necessary so that the Trust Units issuable upon the exchange of Exchangeable Shares will be issued in compliance with applicable securities laws in Canada and may be traded freely on the TSX or such other exchange on which the Trust Units may be listed, quoted or posted for trading from time to time.

NOTES

The following summary of the material attributes and characteristics of the Notes does not purport to be complete and is qualified in its entirety by reference to the provisions of a note indenture (the "Note Indenture") dated January 16, 2003 and made between Vermilion Acquisition Ltd. (prior to its amalgamation with Vermilion under the Arrangement) and Computershare Trust Company of Canada, as trustee (the "Note Trustee"), which contains a complete statement of such attributes and characteristics. The Notes have been issued under the Note Indenture.

TERMS AND ISSUE OF NOTES

Pursuant to the Arrangement, Notes were issued to the Trust and to former holders of common shares and options of Vermilion. Notes issued to such former holders were transferred by such holders to the Trust in return for Trust Units. As a result, the Trust holds all of the issued and outstanding Notes.

The Notes are unsecured and bear interest from the date of issue at 13% per annum. Interest will be payable for each month during the term on the 15th day of the month following such month. The first interest payment will be due on March 15, 2003 for the period commencing on the Effective Date and ending on February 28, 2003.

Although pursuant to the terms of the Note Indenture Vermilion is permitted to make payments against the principal amount of the Notes outstanding from time to time without notice or bonus, Vermilion is not required to make any payment in respect of principal until December 31, 2028, subject to the terms of any secured financing and subject to extension in the limited circumstances provided in the Note Indenture. In contemplation of the possibility that Notes may be distributed to Unitholders upon the redemption of their Trust Units, the Note Indenture provides that if persons other than the Trust (the "Non-Fund Holders") own Notes having an aggregate principal amount in excess of $1,000,000, either the Trust or the Non-Fund Holders shall be entitled, among other things, to require the Note Trustee to exercise the powers and remedies available under the
Note Indenture upon an event of default and, with the Trust, the Non-Fund Holders may provide consents, waivers or directions relating generally to the variance of the Note Indenture and the rights of noteholders. The Note Indenture will allow the Trust flexibility to delay payments of interest or principal otherwise due to it while payment is made to other noteholders, and to allow other noteholders to be paid out before the Trust. Any delayed payments will be due 5 days after demand.

Principal and interest on the Notes will be payable in lawful money of Canada directly to the holders of Notes at their address set forth in the register of holders of Notes.

RANKING

The Notes will be unsecured debt obligations of Vermilion and will rank PARI PASSU with all other unsecured indebtedness of Vermilion, but subordinate to all secured debt.

EVENTS OF DEFAULT

The Note Indenture will provide that any of the following shall constitute an Event of Default: (a) default in payment of the principal of the Notes when required; (b) the failure to pay all of the interest obligations on the Notes for a period of three months; (c) if Vermilion has defaulted and a demand for payment has been made under any material instrument, indenture or document evidencing indebtedness of more than $5 million and Vermilion has failed to remedy such default within applicable curative periods; (d) certain events of winding-up, liquidation, bankruptcy, insolvency, receivership or seizure; (e) default in the observance or performance of any other covenant or condition of the Note Indenture and continuance of such default for a period of 30 days after notice in writing has been given by the Note Trustee to Vermilion specifying such default and requiring Vermilion to rectify the same; (f) Vermilion ceasing to carry on its business; and (g) material default by Vermilion under material agreements if property is liable to forfeiture or termination.

ROYALTY AGREEMENT

Coincident with the Arrangement becoming effective, the Partnership and the Trust entered into the Royalty Agreement pursuant to which the Partnership granted the Royalty to the Trust. As owner of the Royalty, the Trust is entitled to cash distributions of approximately 99% of the cash flow from all present and future oil and gas properties and related tangibles owned by the Partnership after certain costs, expenditures and deductions which include 99% of: (i) all amounts of interest and principal payable by Vermilion on account of or in respect of its credit facilities (ii) specified amounts of interest and principal payable by Vermilion on account of or in respect of its indebtedness to the Trust; (iii) the Partnership's share of operating costs and capital expenditures; (iv) amounts required to be paid to certain reserves; (v) general and administrative expenses; and (vi) acquisition costs of future oil and gas properties and related tangibles. Such cash distributions are to be paid on or about the 15th day of the second month following the month to which the distribution relates.

From time to time upon notice from the Partnership, the Trust has an obligation (the "Deferred Purchase Price Obligation") to pay the Partnership, as additional consideration for the Royalty, such portion of the acquisition cost of future oil and gas properties and capital expenditures including amounts borrowed by Vermilion to fund such costs and expenditures as may be designated by the Partnership. The Trust's obligation to pay amounts as a Deferred Purchase Price Obligation is subject to it having available funds from certain designated sources.

The Partnership is entitled to make farmouts or other similar dispositions of specific interests in any part of the properties subject to the Royalty, and upon the farmee or other participant earning its interest pursuant to the farmout or other disposition, the Royalty shall burden only the working interest retained by or reserved to the Partnership. Any net proceeds from the sale of properties subject to the Royalty (to the extent allocable to petroleum and natural gas rights) shall be allocated to the Trust as to 99%. The remaining 1% and all amounts allocated to tangibles and miscellaneous interests shall be allocated to the Partnership.

Under the Royalty Agreement, the Trust is obligated to reimburse the Partnership in respect of 99% of certain non-deductible crown royalties paid by the Partnership; and the Partnership shall be entitled to set off such amounts reimbursable to it against payments to the Trust on account of the Royalty.

The Royalty does not constitute an interest in land. Except upon the insolvency of the Partnership, the Trust is not entitled to take its share of production in kind or to separately sell or market its share of petroleum substances.

            MARKET FOR, PRICE RANGE AND TRADING VOLUME OF SECURITIES

The outstanding Trust Units of the Trust are listed and posted for trading on the TSX under the symbol VET.UN. The following table sets forth the closing price range and trading volume of the Trust Units as reported by the TSX for the periods indicated:

PERIOD                            HIGH                          LOW                    VOLUME (000'S)
--------------------------------------------------------------------------------------------------------
2004

January                          $16.90                       $15.25                       $7,705
February                         $18.35                       $15.59                       $6,491
March                            $18.90                       $17.72                       $5,822
April                            $18.50                       $17.85                       $5,889
May                              $18.56                       $17.02                       $4,927
June                             $18.45                       $16.70                       $3,788
July                             $18.57                       $17.90                       $3,873
August                           $18.93                       $18.13                       $3,745
September                        $20.20                       $18.48                       $5,352
October                          $20.30                       $18.89                       $5,320
November                         $19.98                       $17.33                       $3,992
December                         $20.25                       $18.60                       $3,674

PERIOD                            HIGH                          LOW                    VOLUME (000'S)
--------------------------------------------------------------------------------------------------------
2005
January                          $21.62                       $19.67                        3,931
February                         $23.50                       $21.22                        6,400
March 1 to 15                    $23.40                       $21.82                        1,575


                              CONFLICTS OF INTEREST

The directors and officers of Vermilion are engaged in and will continue to engage in other activities in the oil and natural gas industry and, as a result of these and other activities, the directors and officers of Vermilion may become subject to conflicts of interest. The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the ABCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the ABCA.

As at the date hereof, neither the Trust nor Vermilion is aware of any existing or potential material conflicts of interest between the Trust and Vermilion and a director or officer of Vermilion.

           INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Neither the Trustee, Vermilion nor any director or officer of Vermilion, nor any other insider of the Trust, or Vermilion, nor any associate or affiliate of any one of them has or has had, at any time since the year ended December 31, 2004, any material interest, direct or indirect, in any transaction or proposed transaction that has materially affected or would materially affect the Trust or Vermilion.

                                LEGAL PROCEEDINGS

The Trust is not party to any significant legal proceedings as of the date of this filing.

                               MATERIAL CONTRACTS

The Trust has not entered into any material contracts outside its normal course of business.

                              INTERESTS OF EXPERTS

As at the date hereof, principals of GLJ, the independent engineers for the Trust, personally disclosed in certificates of qualification that they neither had nor expected to receive any of the outstanding Trust Units.

                          TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Trust Units is Computershare Trust Company of Canada at its principal offices in Calgary, Alberta and Toronto, Ontario.

                                  RISK FACTORS

The following is a summary of certain risk factors relating to the business of Vermilion and the Trust. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this annual information form. Unitholders and potential Unitholders should consider carefully the information contained herein and, in particular, the following risk factors.

RESERVE ESTIMATES

The reserve and recovery information contained in the GLJ Report is only an estimate and the actual production and ultimate reserves from the properties may be greater or less than the estimates prepared by GLJ.

VOLATILITY OF OIL AND NATURAL GAS PRICES

The Trust's operational results and financial condition, will be dependent on the prices received by Vermilion for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions. Any decline in oil and natural gas prices could have an adverse effect on Vermilion's ability to satisfy its obligations under the Notes and on amounts, if any, payable by the Partnership to the Trust under the Royalty Agreement thereby decreasing the amount of Distributable Cash to be distributed to holders of Trust Units.

CHANGES IN LEGISLATION

There can be no assurance that income tax laws and government incentive programs relating to the oil and gas industry, such as the status of mutual fund trusts and the resource allowance, will not be changed in a manner which adversely affects Unitholders.

INVESTMENT ELIGIBILITY

If the Trust ceases to qualify as a mutual fund trust, the Trust Units will cease to be qualified investments for registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans ("Exempt Plans") which will have adverse tax consequences to Exempt Plans or their annuitants or beneficiaries. Notes or Redemption Notes acquired on a redemption of Trust Units may not be qualified investments for Exempt Plans.

OPERATIONAL MATTERS

The operation of oil and gas wells involves a number of operating and natural hazards which may result in blowouts, environmental damage and other unexpected or dangerous conditions resulting in damage to Vermilion and possible liability to third parties. Vermilion will maintain liability insurance, where available, in amounts consistent with industry standards. Business interruption insurance may also be purchased for selected facilities, to the extent that such insurance is available. Vermilion may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Costs incurred to repair such damage or pay such liabilities may impair Vermilion's ability to satisfy its obligations under the Notes or reduce the amount receivable by the Trust from the Partnership under the Royalty Agreement.

Continuing production from a property, and to some extent the marketing of production therefrom, are largely dependent upon the ability of the operator of the property. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of Vermilion or its subsidiaries to certain properties. Such circumstances could impair Vermilion's ability to satisfy its obligations under the Notes or reduce the amount receivable by the Trust from the Partnership under the Royalty Agreement.

ENVIRONMENTAL CONCERNS

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or issuance of clean up orders in respect of Vermilion or its assets. Such legislation may be changed to impose higher standards and potentially more costly obligations on Vermilion. Although the Trust has established a reclamation fund for the purpose of funding its currently estimated future environmental and reclamation obligations based on its current knowledge, there can be no assurance that the Trust will be able to satisfy its actual future environmental and reclamation obligations.

KYOTO PROTOCOL

Canada, France and Netherlands are signatories to the United Nations Framework Convention on Climate Change and both have ratified the Kyoto Protocol established thereunder. Canada, France and Netherlands, as Annex B parties to the Kyoto Protocol, and France and Netherlands as a party to the European Union Regional Integration Organization, are required to set legally binding targets to reduce nation-wide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gasses".

Vermilion's exploration and production facilities and other operations and activities in Canada, France and Netherlands will emit a small amount of greenhouse gasses which may subject Vermilion to legislation regulating emissions of greenhouse gases and which may include a requirement to reduce emissions or emissions intensity from Vermilion's operations and facilities. The direct or indirect costs of complying with emissions regulations may adversely affect the business of Vermilion in Canada, France and the Netherlands.

DEBT SERVICE

Vermilion may, from time to time, finance a significant portion of its operations through debt (other than the Notes). Amounts paid in respect of interest and principal on debt incurred by Vermilion may impair Vermilion's ability to satisfy its obligations under the Notes or reduce the amount received by the Trust under the Royalty Agreement. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment by Vermilion of its obligations under the Notes or the Royalty Agreement. Ultimately, this may result in lower levels of Distributable Cash for the Trust.

Lenders will be provided with security over substantially all of the assets of Vermilion its Subsidiaries and the Trust. If Vermilion becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, a lender may foreclose on or sell the assets of Vermilion its Subsidiaries and the Trust.

DELAY IN CASH DISTRIBUTIONS

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of the properties, and by the operator to Vermilion, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of the properties or the establishment by the operator of reserves for such expenses.

TAXATION OF VERMILION

Vermilion is subject to taxation in each taxation year on its income for the year, after deducting interest paid to the Trust pursuant to the Note Indenture and after deducting payments, if any, made to the Trust with respect to the Royalty Agreement. During the period that Exchangeable Shares issued by Vermilion are outstanding, a portion of the cash flow from operations will be subject to tax to the extent that there are not sufficient resource pool deductions, capital cost allowance or utilization of prior years non-capital losses to reduce taxable income to zero. Vermilion intends to deduct, in computing its income for tax purposes, the full amount available for deduction in each year associated with the income tax resource pools, undepreciated capital cost ("UCC") and non-capital losses carried forward from Vermilion, if any, plus resource pools and UCC created by capital expenditures of Vermilion. If there are not sufficient resource pools, UCC and non-capital losses carried forward or other deductions to shelter the income of Vermilion, then cash taxes may be payable by Vermilion. In addition, there can be no assurance that taxation authorities will not seek to challenge the amount of interest expense. If such a challenge were to succeed against Vermilion, it could materially adversely affect the amount of Distributable Cash available.

Further, interest on the Notes accrues at the Trust level for income tax purposes whether or not actually paid. The Trust Indenture provides that an amount equal to the taxable income of the Trust will be distributed each year to Unitholders in order to reduce the Trust's taxable income to zero. Where interest payments on the Notes are due but not paid in whole or in part, the Trust Indenture provides that any additional amount necessary to be distributed to Unitholders may be distributed in the form of Units rather than in cash. Unitholders will be required to include such additional amount in income even though they do not receive a cash distribution.

DEPLETION OF RESERVES

The Trust has certain unique attributes which differentiate it from other oil and gas industry participants. Distributions of Distributable Cash in respect of properties, absent commodity price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves. Vermilion will not be reinvesting cash flow in the same manner as other industry participants. Accordingly, absent capital injections or acquisitions of additional oil and gas properties, Vermilion's initial production levels and reserves will decline.

Vermilion's future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on Vermilion's success in exploiting its reserve base and acquiring additional reserves. Without reserve additions through acquisition or development activities, Vermilion's reserves and production will decline over time as reserves are exploited.

NET ASSET VALUE

The net asset value of the assets of the Trust from time to time will vary dependent upon a number of factors beyond the control of management, including oil and gas prices. The trading prices of the Trust Units from time to time is also determined by a number of factors which are beyond the control of management and such trading prices may be greater than the net asset value of the Trust's assets.

RETURN OF CAPITAL

Trust Units will have no value when reserves from the underlying assets of the Trust can no longer be economically produced and, as a result, cash distributions do not represent a "yield" in the traditional sense as they represent both return of capital and return on investment.

NATURE OF TRUST UNITS

The Trust Units do not represent a traditional investment in the oil and natural gas sector and should not be viewed by investors as shares in Vermilion. The Trust Units represent a fractional interest in the Trust. As holders of Trust Units, Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The Trust's sole assets will be its shares in Vermilion, the Notes, the Royalty Agreement and other investments in securities. The price per Trust Unit is a function of anticipated Distributable Cash, the underlying assets of the Trust and management's ability to effect long-term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates and the ability of the Trust to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of the Trust Units.

The Trust Units are not "deposits" within the meaning of the CANADA DEPOSIT INSURANCE CORPORATION ACT (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

UNITHOLDERS LIMITED LIABILITY

The Trust Indenture provides that no Unitholders will be subject to any liability in connection with the Trust or its obligations and affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust's assets. Pursuant to the Trust Indenture, the Trust will indemnify and hold harmless each Unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a Unitholder resulting from or arising out of such Unitholder not having such limited liability.

The Trust Indenture provides that all written instruments signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Personal liability may also arise in respect of claims against the Trust that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely.

In addition, the INCOME TRUST LIABILITY ACT (Alberta) was proclaimed in Alberta on July 1, 2004. The INCOME Trust LIABILITY ACT (Alberta) provided that the beneficiary of a trust that is (a) created by a trust instrument governed by the laws of Alberta, and (b) a reporting issuer as defined in the SECURITIES ACT (Alberta), is not liable as a beneficiary for any act, default, obligation or liability of the trustee.

The operations of the Trust will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on the Unitholders for claims against the Trust.

STABILITY RATING

The Trust does not have a stability rating and has no current plans to apply for a stability rating.

STATUTORY REMEDIES

The Trust is not a legally recognized entity within the relevant definitions of the BANKRUPTCY AND INSOLVENCY ACT (Canada), the COMPANIES' CREDITORS ARRANGEMENT ACT (Canada) and in some cases, the WINDING UP AND RESTRUCTURING ACT (Canada). As a result, in the event a restructuring of the Trust were necessary, the Trust would not be able to access the remedies available thereunder. In the event of a restructuring, a holder of Trust Units may be in a different position that a holder of unsecured indebtedness of a corporation.

VARIATIONS IN INTEREST RATES AND FOREIGN EXCHANGE RATES

Variations in interest rates could result in a significant change in the amount the Trust pays to service debt, potentially impacting distributions to Unitholders.

In addition, the exchange rate for the Canadian dollar versus the U.S. dollar has increased significantly over the last 12 months, resulting in the receipt by the Trust of fewer Canadian dollars for its production which may affect future distributions. VRL has initiated certain hedges to mitigate these risks. The increase in the exchange rate for the Canadian dollar and future Canadian/United States exchange rates may impact future distributions and the future value of the Trust's reserves as determined by independent evaluators.

MUTUAL FUND TRUST STATUS

It is intended that the Trust continue to qualify as a mutual fund trust for the purposes of the Income Tax Act (Canada) (the "Tax Act"). The Trust may not, however, always be able to satisfy any future requirement for the maintenance of mutual fund trust status. Should the status of the Trust as a mutual fund trust be lost or successfully challenged by a relevant tax authority, certain adverse consequences may arise for the Trust and Unitholders. Some of the significant consequences of losing mutual fund trust status are as follows:

     o By virtue of its status as a mutual fund trust, the Trust has been accepted for registration as a "registered investment" for registered retirement savings plans ("RRSPs"), registered retirement income funds ("RRIFs"), and deferred profit sharing plans (collectively, "Exempt Plans"). As such, Trust Units are qualified investments for Exempt Plans as well as registered education savings plans ("RESPs") and if the Trust's status as a "registered investment" is revoked in any year by virtue of ceasing to be a "mutual fund trust" the Trust Units would remain as qualified investments for Exempt Plans and RESPs until the end of the year following such year.

     o Where at the end of any month an Exempt Plan or a RESP holds Trust Units that are not qualified investments, the Exempt Plan or RESP must, in respect of that month, pay a tax under Part XI.1 of the Tax Act equal to 1 percent of the fair market value of the Trust Units at the time such Trust Units were acquired by the Exempt Plan or RESP. An RRSP or RRIF holding Trust Units that are not qualified investments would become taxable on income attributable to the Trust Units while they are not qualified investments (including the entire amount of any capital gain arising on a disposition of the non-qualified investment). RESPs which hold Trust Units that are not qualified investments may have their registration revoked by the Canada Customs and Revenue Agency.

     o Trust Units would become foreign property for registered pension plans upon the Trust ceasing to be a mutual fund trust. If the Trust's "registered investment" status is revoked by virtue of it ceasing to be a mutual fund trust, then the Trust Units would also become foreign property for Exempt Plans.

     o The Trust would be taxed on certain types of income distributed to Unitholders, including income generated by the royalty held by the Trust. Payment of this tax may have adverse consequences for some Unitholders, particularly Unitholders that are not residents of Canada and residents of Canada that are otherwise exempt from Canadian income tax.

     o The Trust would cease to be eligible for the capital gains refund mechanism available under the Tax Act.

     o Trust Units held by Unitholders that are not residents of Canada would become taxable Canadian property. These non-resident holders would be subject to Canadian income tax on any gains realized on a disposition of Trust Units held by them.

In addition, the Trust may take certain measures in the future to the extent the Trust believes such measures are necessary to ensure the Trust maintains its status as a mutual fund trust. These measures could be adverse to certain holders of Trust Units.

                             ADDITIONAL INFORMATION

Additional information relating to the Trust may be found on SEDAR at WWW.SEDAR.COM. Additional information related to the remuneration and indebtedness of the directors and officers of VRL, and the principal holders of Trust Units and Rights to purchase Trust Units and securities authorized for issuance under the Trust's equity compensation plans, where applicable, are contained in the information circular of the Trust in respect of its most recent annual meeting of Unitholders. Additional financial information is provided in the Trust's audited financial statements and management's discussion and analysis for the year ended December 31, 2004.

                                  SCHEDULE "A"

                             REPORT ON RESERVES DATA
                                       BY
                         INDEPENDENT QUALIFIED RESERVES
                              EVALUATOR OR AUDITOR

To the board of directors of Vermilion Energy Trust (the "Company");

1. We have prepared an evaluation of the Company's reserves data as at December 31, 2004. The reserves data consist of the following;

           (a)  (i)   proved and proved plus probable oil and gas reserves
                      estimated as at December 31, 2004, using forecast prices and costs; and

                (ii)  the related estimated future net revenue; and

           (b)  (i)   proved oil and gas reserves estimated as at December 31,
                      2004, using constant prices and costs; and

                (ii)  the related estimated future net revenue.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

           We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy
           & Petroleum (Petroleum Society)

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with the principles and definitions in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2004, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on the Company's board of directors:

                                LOCATION OF
                                 RESERVES
           DESCRIPTION AND      (COUNTRY OR
         PREPARATION DATE OF      FOREIGN          NET PRESENT VALUE OF FUTURE NET REVENUE - $MM
              EVALUATION        GEOGRAPHIC         (BEFORE   INCOME  TAXES,   10%  DISCOUNT RATE)
                                               ----------------------------------------------------
                REPORT             AREA)        AUDITED         EVALUATED      REVIEWED       TOTAL
         --------------------   ------------    -------         ---------      --------      ------
           February 11, 2005       Canada         $0            $477.2           $0          $477.2
           February 11, 2005       France         $0            $301.5           $0          $301.5
           February 11, 2005    Netherlands       $0            $172.6           $0          $172.6
           February 11, 2005       Total          $0            $951.4           $0          $951.4

5. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6. We have no responsibility to update this evaluation for events and circumstances occurring after the preparation dates.

7. Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.


Executed as to our report referred to above:


Gilbert Laustsen Jung Associates Ltd.,
Calgary, Alberta, Canada                                Dated  FEBRUARY 24, 2004



/s/ Keith Braaten
----------------------
Keith M. Braaten

                                  SCHEDULE "B"

                       REPORT OF MANAGEMENT AND DIRECTORS
                            ON OIL AND GAS DISCLOSURE
                                 (FORM 51-101F3)

TERMS TO WHICH A MEANING IS ASCRIBED IN NATIONAL INSTRUMENT 51-101 HAVE THE SAME MEANING HEREIN.

Management of Vermilion Energy Trust (the "Company") are responsible for the preparation and disclosure, or arranging for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

     (a) (i) Proved and Proved plus probable oil and gas reserves estimated as at December 31, 2004 using forecast prices and costs; and

          (ii) the related estimated future net revenue; and

     (b) (i) Proved oil and gas reserves estimated as at December 31, 2004 using constant prices and costs; and

          (ii) the related estimated future net revenue.

Independent qualified reserves evaluators have evaluated and reviewed the Company's reserves data. The report of the independent qualified reserves evaluators is presented in Schedule A to the Annual Information Form of the Company for the year ended December 31, 2004.

The Reserves Committee of the Board of Directors of the Company has:

     (a) reviewed the Company's procedures for providing information to the independent qualified reserves evaluators;

     (b) met with the independent qualified reserves evaluator(s) to determine whether any restrictions affected the ability of the independent qualified reserves evaluators to report without reservation; and

     (c) reviewed the reserves data with Management and the independent qualified reserves evaluators.

The Reserves Committee of the Board of Directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with Management. The Board of Directors has, on the recommendation of the Audit and Reserves Committee, approved:

     (a) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

     (b) the filing of the report of the independent qualified reserves evaluator(s) on the reserves data; and

     (c)  the content and filing of this report.

Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

               "LORENZO DONADEO"
         ------------------------------------------------
                President and Chief Executive Officer


               "CURTIS HICKS"
         ------------------------------------------------
                Executive Vice President
                and Chief Financial Officer


               "LARRY J. MACDONALD"
         ------------------------------------------------
                Director


               "JEFF BOYCE"
         ------------------------------------------------
                 Director


March 29, 2005

                                  SCHEDULE "C"

                   TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

I.       PURPOSE

         The primary function of the Audit Committee (the "Committee") is to assist the Board in fulfilling its oversight responsibilities by reviewing:

         A. the financial information that will be provided to the unitholders and others;

         B. the systems of internal controls, management and the Board of Directors have established; and

         C.       all audit processes.

         D. Primary responsibility for the financial reporting, information systems, risk management and internal controls of Vermilion Energy Trust ("Vermilion" or the "Trust") is vested in management and is overseen by the Board.


II.      COMPOSITION AND OPERATIONS

         A. The Committee shall be composed of not fewer than three directors and not more than five directors, all of whom are independent1 directors of Vermilion.

         B. All Committee members shall be "financially literate"2 and at least one member shall have "accounting or related financial expertise". The Committee may include a member who is not financially literate, provided he or she attains this status within a reasonable period of time following his or her appoint and providing the Board has determined that including such member will not materially adversely affect the ability of the Committee to act independently.

---------------------
1 Independence requirements, including those specifically for Audit Committee members, are described in the Appendix to Tab 6, Board Operating Guidelines.

2 The Board has adopted the OSC definition of "financial literacy", which is an individual is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer's financial statements.

--------------------------------------------------------------------------------

                   TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

         C. The Committee shall operate in a manner that is consistent with the Committee Guidelines outlined in Tab 8 of the Board Manual.

         D. Vermilion's auditors shall be advised of the names of the committee members and will receive notice of and be invited to attend meetings of the Audit Committee, and to be heard at those meetings on matters relating to the Auditor's duties.

         E. The Committee has the authority to communicate with the external auditors as it deems appropriate to consider any matter that the Committee or auditors determine should be brought to the attention of the Board or unitholders.

         F.       The Committee shall meet at least four times each year.

III.     DUTIES AND RESPONSIBILITIES

         Subject to the powers and duties of the Board, the Committee will perform the following duties:

         A.       Financial Statements and Other Financial Information

                  The Committee will review and recommend for approval to the Board financial information that will be made publicly available. This includes:

                  i) review and recommend approval of Vermilion's annual financial statements and MD&A and report to the Board of Directors before the statements are approved by the Board of Directors;

                  ii) review and approve for release Vermilion's quarterly financial statements and press release;

                  iii) satisfy itself that adequate procedures are in place for the review of the public disclosure of financial information extracted or derived from Vermilion's financial statements, other than the public disclosure referred to in items (i) and (ii) above, and periodically assess the adequacy of those procedures; and

                  iv) review the Annual Information Form and any Prospectus/Private Placement Memorandums.

--------------------------------------------------------------------------------

                   TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

                  Review and discuss:

                  v) the appropriateness of accounting policies and financial reporting practices used by Vermilion;

                  vi) any significant proposed changes in financial reporting and accounting policies and practices to be adopted by Vermilion; and

                  vii) any new or pending developments in accounting and reporting standards that may affect Vermilion.

         B.       Risk Management, Internal Control and Information Systems

                  The Audit Committee will review and obtain reasonable assurance that the risk management, internal control and information systems are operating effectively to produce accurate, appropriate and timely management and financial information. This includes:

                  i) review the Trust's risk management controls and policies;

                  ii) obtain reasonable assurance that the information systems are reliable and the systems of internal controls are properly designed and effectively implemented through discussions with and reports from management, the internal auditor and external auditor; and

                  iii) review management steps to implement and maintain appropriate internal control procedures including a review of policies.

         C.       External Audit

                  The External Auditor is required to report directly to the Committee, which will review the planning and results of external audit activities and the ongoing relationship with the external auditor. This includes:

                  i) review and recommend to the Board, for unitholder approval, engagement and compensation of the external auditor;

                  ii) review the annual external audit plan, including but not limited to the following:

                           a)       engagement letter

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                   TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

                           b) objectives and scope of the external audit work;

                           c) procedures for quarterly review of financial statements;

                           d)       materiality limit;

                           e)       areas of audit risk;

                           f)       staffing;

                           g)       timetable; and

                           h)       proposed fees.

                  iii) meet with the external auditor to discuss the Trust's quarterly and annual financial statements and the auditor's report including the appropriateness of accounting policies and underlying estimates;

                  iv) maintain oversight the External Auditor's work and advise the Board, including but not limited to: a) the resolution of any disagreements between management and the External Auditor regarding financial reporting;

                           b) any significant accounting or financial reporting issue;

                           c) the auditors' evaluation of Vermilion's system of internal controls, procedures and documentation;

                           d)       the post audit or management letter
                                    containing any findings or recommendation of the external auditor, including management's response thereto and the subsequent follow-up to any identified internal control weaknesses;

                           e) any other matters the external auditor brings to the Committee's attention; and

                           f) assess the performance and consider the annual appointment of external auditors for recommendation to the Board.

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                   TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

                  v) review the auditor's report on all material subsidiaries;

                  vi) review and receive assurances on the independence of the external auditor;

                  vii) review and pre-approve any non-audit services to be provided by the external auditor's firm or its affiliates (including estimated fees), and consider the impact on the independence of the external audit; and

                  viii) meet periodically, and at least annually, with the external auditor without management present.

         D.       Compliance

                  The Committee shall:

                  i) Ensure that the External Auditor's fees are disclosed by category in the Annual Information Form in compliance with regulatory requirements;

                  ii) Disclose any specific policies or procedures has adopted for pre-approving non-audit services by the External Auditor including affirmation that they meet regulatory requirements;

                  iii) Assist the Governance and Human Resources Committee with preparing the Trust's governance disclosure by ensuring it has current and accurate information on:

                           a) the independence of each Committee member relative to regulatory requirements for audit committees;

                           b) the state of financial literacy of each Committee member, including the name of any member(s) currently in the process of acquiring financial literacy and when they are expected to attain this status; and

                           c) the education and experience of each Committee member relevant to his or her responsibilities as Committee member.

                  iv) Disclose if the Trust has relied upon any exemptions to the

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                   TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

                           requirements for Audit Committees under regulatory requirements.

         E.       OTHER

                  The Committee shall:

                  i) establish and periodically review implementation of procedures for:

                           a) the receipt, retention and treatment of complaints received by the Trust regarding accounting, internal accounting controls, or auditing matters; and

                           b) the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;


                  ii) review and approve the Trust's hiring policies regarding partners, employees and former partners and employees of the present and former External Auditor;

                  iii) review insurance coverage of significant business risks and uncertainties;


                  iv) review material litigation and its impact on financial reporting;

                  v) review policies and procedures for the review and approval of officers' expenses and perquisites; and

                  vi) review the terms of reference for the Committee annually and make recommendations to the Board as required.


IV.      ACCOUNTABILITY

         A. The Committee Chair has the responsibility to make periodic reports to the Board, as requested, on financial matters relative to the Trust.

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                   TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

         B. The Committee shall report its discussions to the Board by maintaining minutes of its meetings and providing an oral report at the next Board meeting.


V.       COMMITTEE TIMETABLE

         The timetable on the following pages outlines the Committee's schedule of activities.


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


                   TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

================================================== ==== ==== ==== ==== ==== ==== ==== ==== === ==== ==== ====
                                                   Jan  Feb  Mar  Apr  May  Jun  Jul  Aug  Sep Oct  Nov  Dec
================================================== ==== ==== ==== ==== ==== ==== ==== ==== === ==== ==== ====
A.    Financial Statements and Other Financial
      Information
-------------------------------------------------- ---- ---- ---- ---- ---- ---- ---- ---- --- ---- ---- ----
      i) review and recommend approval of annual
         financial statements
-------------------------------------------------- ---- ---- ---- ---- ---- ---- ---- ---- --- ---- ---- ----
      ii)review and approve quarterly financial
         statements and press release
-------------------------------------------------- ---- ---- ---- ---- ---- ---- ---- ---- --- ---- ---- ----
iii)  review public disclosure of financial
      information
-------------------------------------------------- ---- ---- ---- ---- ---- ---- ---- ---- --- ---- ---- ----
iv)   review Annual Information Form, and
      Prospectus/Private Placement Memorandums
-------------------------------------------------- ---- ---- ---- ---- ---- ---- ---- ---- --- ---- ---- ----
v)    review and discuss accounting policies and
      financial reporting practices
-------------------------------------------------- ---- ---- ---- ---- ---- ---- ---- ---- --- ---- ---- ----
vi)   review and discuss changes in financial
      reporting and accounting policies and
      practices
-------------------------------------------------- ---- ---- ---- ---- ---- ---- ---- ---- --- ---- ---- ----
vii)  review and discuss developments in
      accounting and reporting standards
-------------------------------------------------- ---- ---- ---- ---- ---- ---- ---- ---- --- ---- ---- ----
B.    Risk Management, Internal Control, and
      Information Systems
-------------------------------------------------- ---- ---- ---- ---- ---- ---- ---- ---- --- ---- ---- ----
i)    review risk management controls and
      policies
-------------------------------------------------- ---- ---- ---- ---- ---- ---- ---- ---- --- ---- ---- ----
ii)   review information and internal control
      systems
-------------------------------------------------- ---- ---- ---- ---- ---- ---- ---- ---- --- ---- ---- ----
iii)  review implementation of information
      systems and internal controls
-------------------------------------------------- ---- ---- ---- ---- ---- ---- ---- ---- --- ---- ---- ----
C.    External Audit
-------------------------------------------------- ---- ---- ---- ---- ---- ---- ---- ---- --- ---- ---- ----
i)    review External Auditor engagement
-------------------------------------------------- ---- ---- ---- ---- ---- ---- ---- ---- --- ---- ---- ----
ii)   review external audit plan
-------------------------------------------------- ---- ---- ---- ---- ---- ---- ---- ---- --- ---- ---- ----
      a)   engagement letter;
-------------------------------------------------- ---- ---- ---- ---- ---- ---- ---- ---- --- ---- ---- ----
      b)   objectives and scope;
-------------------------------------------------- ---- ---- ---- ---- ---- ---- ---- ---- --- ---- ---- ----
      c)   procedures for quarterly review of
           financial statements;
-------------------------------------------------- ---- ---- ---- ---- ---- ---- ---- ---- --- ---- ---- ----
      d)   materiality limit;
-------------------------------------------------- ---- ---- ---- ---- ---- ---- ---- ---- --- ---- ---- ----


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


                   TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

================================================== ==== ==== ==== ==== ==== ==== ==== ==== === ==== ==== ====
                                                   Jan  Feb  Mar  Apr  May  Jun  Jul  Aug  Sep Oct  Nov  Dec
================================================== ==== ==== ==== ==== ==== ==== ==== ==== === ==== ==== ====
      e)   areas of audit risk;
-------------------------------------------------- ---- ---- ---- ---- ---- ---- ---- ---- --- ---- ---- ----
      f)   staffing;
-------------------------------------------------- ---- ---- ---- ---- ---- ---- ---- ---- --- ---- ---- ----
      g)   timetable; and
-------------------------------------------------- ---- ---- ---- ---- ---- ---- ---- ---- --- ---- ---- ----
      h)   proposed fees
-------------------------------------------------- ---- ---- ---- ---- ---- ---- ---- ---- --- ---- ---- ----
iii)  meet auditor to discuss annual & quarterly
      financial statements and auditor's report
-------------------------------------------------- ---- ---- ---- ---- ---- ---- ---- ---- --- ---- ---- ----
iv)   maintain oversight of the External
      Auditor's work and advise the Board
-------------------------------------------------- ---- ---- ---- ---- ---- ---- ---- ---- --- ---- ---- ----
      a)   resolution of any disagreements
           between management and External
           Auditor
-------------------------------------------------- ---- ---- ---- ---- ---- ---- ---- ---- --- ---- ---- ----
      b)   any significant accounting or
           financial reporting issue;
-------------------------------------------------- ---- ---- ---- ---- ---- ---- ---- ---- --- ---- ---- ----
      c)   auditor's evaluation of internal
           controls, procedures and
           documentation;
-------------------------------------------------- ---- ---- ---- ---- ---- ---- ---- ---- --- ---- ---- ----
      d)   post audit recommendation of the
           External Auditor
-------------------------------------------------- ---- ---- ---- ---- ---- ---- ---- ---- --- ---- ---- ----
      e)   other matters the external auditor
           brings to the Committee's attention;
           and
-------------------------------------------------- ---- ---- ---- ---- ---- ---- ---- ---- --- ---- ---- ----
      f)   assess performance of External
           Auditor;
-------------------------------------------------- ---- ---- ---- ---- ---- ---- ---- ---- --- ---- ---- ----
v)    review auditor's report on all material
      subsidiaries
-------------------------------------------------- ---- ---- ---- ---- ---- ---- ---- ---- --- ---- ---- ----
vi)   review and receive assurances on
      independence of external auditor
-------------------------------------------------- ---- ---- ---- ---- ---- ---- ---- ---- --- ---- ---- ----
vii)  review non-audit services to be provided
      by the external auditor's firm or its
      affiliates
-------------------------------------------------- ---- ---- ---- ---- ---- ---- ---- ---- --- ---- ---- ----
viii) meet with auditor without management
      present
-------------------------------------------------- ---- ---- ---- ---- ---- ---- ---- ---- --- ---- ---- ----
D.    Compliance
-------------------------------------------------- ---- ---- ---- ---- ---- ---- ---- ---- --- ---- ---- ----
i)    disclose External Auditor's fees;
-------------------------------------------------- ---- ---- ---- ---- ---- ---- ---- ---- --- ---- ---- ----


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


                   TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

================================================== ==== ==== ==== ==== ==== ==== ==== ==== === ==== ==== ====
                                                   Jan  Feb  Mar  Apr  May  Jun  Jul  Aug  Sep Oct  Nov  Dec
================================================== ==== ==== ==== ==== ==== ==== ==== ==== === ==== ==== ====
ii)   disclose specific policies or procedures
      for pre-approving non-audit services by
      the external auditor;
-------------------------------------------------- ---- ---- ---- ---- ---- ---- ---- ---- --- ---- ---- ----
iii)  assist Governance & Human Resources
      Committee with preparing governance
      disclosure:
-------------------------------------------------- ---- ---- ---- ---- ---- ---- ---- ---- --- ---- ---- ----
      a)   independence of each Committee member;
-------------------------------------------------- ---- ---- ---- ---- ---- ---- ---- ---- --- ---- ---- ----
      b)   state of financial literacy of each
           Committee member; and
-------------------------------------------------- ---- ---- ---- ---- ---- ---- ---- ---- --- ---- ---- ----
      c)   education and experience of each
           Committee member
-------------------------------------------------- ---- ---- ---- ---- ---- ---- ---- ---- --- ---- ---- ----
iv)   disclose any exemptions
-------------------------------------------------- ---- ---- ---- ---- ---- ---- ---- ---- --- ---- ---- ----
E.    Other
-------------------------------------------------- ---- ---- ---- ---- ---- ---- ---- ---- --- ---- ---- ----
i)    establish and review implementation of
      procedures
-------------------------------------------------- ---- ---- ---- ---- ---- ---- ---- ---- --- ---- ---- ----
      a)   receipt, retention and treatment of
           complaints; and
-------------------------------------------------- ---- ---- ---- ---- ---- ---- ---- ---- --- ---- ---- ----
      b)   submission of employees' concerns
-------------------------------------------------- ---- ---- ---- ---- ---- ---- ---- ---- --- ---- ---- ----
ii)   review and approve hiring policies of
      present and former External Auditor
-------------------------------------------------- ---- ---- ---- ---- ---- ---- ---- ---- --- ---- ---- ----
iii)  review insurance coverage of significant
      business risks and uncertainties
-------------------------------------------------- ---- ---- ---- ---- ---- ---- ---- ---- --- ---- ---- ----
iv)   review material litigation and its impact
      on financial reporting
-------------------------------------------------- ---- ---- ---- ---- ---- ---- ---- ---- --- ---- ---- ----
v)    review policies and procedures for review
      and approval of officers' expenses and
      perquisites
-------------------------------------------------- ---- ---- ---- ---- ---- ---- ---- ---- --- ---- ---- ----
vi)   review terms of reference for Committee
      and make recommendations to the Board
-------------------------------------------------- ---- ---- ---- ---- ---- ---- ---- ---- --- ---- ---- ----


-------------------------------------------------- ---- ---- ---- ---- ---- ---- ---- ---- --- ---- ---- ----


-------------------------------------------------- ---- ---- ---- ---- ---- ---- ---- ---- --- ---- ---- ----



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